Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

2011

INDEX

Executive summary	2
Overview	5
2011 Highlights	6
Reserves and Resources	8
2012 Outlook	10
Summarized financial results	12
Attributable gold production, cash cost and gold margin per ounce	15
Gold sales volume and realized gold price	16
Niobium production, sales and operating margin	16
Financial results	17
Quarterly financial review	20
Market trends	21
Results of operations	24
Development projects	34
Exploration	37
Financial position	43
Disclosure controls and procedures and internal controls over financial reporting	49
Critical accounting estimates	50
Change in accounting policies and future accounting policies	54
Risks and uncertainties	55
Forward–looking statements	59
Supplemental Information	62
Mining operations production data	69

The following Management’s Discussion and Analysis (“MD&A”), dated February 23, 2012, should be read in conjunction with the Company’s annual consolidated financial statements for December 31, 2011 and related notes thereto which appear elsewhere in this report. Beginning January 1, 2011, IAMGOLD Corporation (“IAMGOLD” or the “Company”) reports under International Financial Reporting Standards (“IFRS”). The consolidated financial statements for 2011 have been prepared in accordance with IFRS with comparative information for 2010 restated under IFRS (refer to note 33 in the consolidated financial statements for the 2010 reconciliation from Canadian generally accepted accounting principles (“GAAP”) to IFRS). All figures in this MD&A are in U.S. dollars, unless stated otherwise. Additional information on IAMGOLD Corporation can be found at www.sedar.com or www.sec.gov. IAMGOLD’s securities trade on the Toronto and New York stock exchanges.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

EXECUTIVE SUMMARY

IAMGOLD Corporation (“IAMGOLD,” “IMG,” or the “Company”) is committed to being a global leader in generating superior value for its stakeholders through responsible mining. With respect to corporate social responsibility, IAMGOLD is committed to Zero Harm, in every aspect of its business.

IAMGOLD’s continued focus on Zero Harm was evident in both the overall improved results in the year and the industry recognition received throughout the year. As disclosed in the 2010 MD&A, IAMGOLD had one fatality at the beginning of 2011 and cannot be satisfied until it reaches Zero Harm.

•

In March 2011, IAMGOLD received the 2011 Environmental and Social Responsibility Award from the Prospectors and Developers Association of Canada. This award recognizes accomplishment in environmental protection and in developing good community relations in the mining sector.

•

In May 2011, IAMGOLD was honoured with the 2011 Syncrude Award for Excellence in Sustainable Development for IAMGOLD’s Zero Harm vision. This award promotes the Canadian minerals industry as an active seeker of sustainability solutions that engage and affect the Canadian public.

•	IAMGOLD made the 2011 Maclean’s/Jantzi-Sustainalytics list of the 50 Most Responsible Corporations in Canada for the second year in a row.

•	IAMGOLD also ranked first in the mining industry in Canada’s Best 50 Corporate Citizens in 2011 CSR publication Corporate Knights Magazine Focus on increasing value for its stakeholders.

In 2011, on the strength of record revenues of $1.7 billion, the Company generated record earnings from continuing operations attributable to equity shareholders of $391.3 million ($1.04 per share), an increase of $175.4 million (81%) from 2010, and record operating cash flow from continuing operations of $589.9 million ($1.57 per share) an increase of $242.1 million (70%) from 2010.

In addition to the Company’s exceptional performance from its continuing operations in 2011, IAMGOLD delivered on the following key priorities:

•	Expanding the value of its existing operations

•	Unlocking the value of the Niobec mine and the rare earth elements (“REE”)

•	Divesting of non-core assets

The Company is delivering on its strategy of expanding operations to increase the return from its existing investments. In 2011 the Company incurred $395 million in capital projects and plans on spending $880 million in 2012. Specifically for the gold mines:

•	Westwood – As confirmed by a recently completed development study, Westwood is on track to begin production in early 2013.

•

Essakane – The expansion development study was completed at the end of 2011. Pending resolution of fiscal terms with the Government of Burkina Faso, commencement of construction is planned for early 2012, with completion in the second half of 2013.

•

Sadiola – Significant progress has been made to advance the Sadiola sulphide project. The feasibility study completed in early 2011 is being optimized and is awaiting final approval by the Company’s joint venture partner AngloGold Ashanti. Permits are in place to begin construction.

•

Rosebel – Ongoing capital projects are formulated to maintain mill throughput in the 12-14 million tonne per year range as the operation moves to higher proportions of hard rock. The Company will complete a feasibility study on various aspects of this project during 2012.

The Company reviewed options to unlock the value of the Niobec mine and the REE deposit:

•

In early 2012, the Company achieved positive results from a pre-feasibility study on its wholly-owned subsidiary Niobec Inc. The total probable mineral reserves of niobium increased by 616% to 1,746 million kilograms of contained Nb2O5 using the block-caving scenario.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

•	The pre-feasibility study confirms management’s view of the value of the Niobec asset, estimated to have an after-tax net asset value of $1.6 billion to $1.8 billion.

•

On February 2, 2012 the Company announced that an inferred resource of 466.8 million tonnes at an average grade of 1.65% Total Rare Earth Oxides (“TREO”) was estimated on the REE zone adjacent to its Niobec niobium mine as a result of its 2011 exploration drilling program.

IAMGOLD delivered on its strategy to divest of non-core assets. In 2011, the Company received $737.4 million in cash and recorded after tax gains of $431.0 million:

•	In December 2011, the Company disposed of its investment in two royalties, including the Magistral gold royalty on properties in Mexico, for proceeds of $15.0 million and a gain of $12.4 million

•	In August 2011, the Company completed the disposition of its Mupane gold mine in Botswana for total proceeds of $34.2 million, resulting in net cash proceeds of $6.6 million and a gain of $5.3 million

•

In June 2011, the Company completed the sale of its 18.9% interests in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited for cash proceeds of $667.0 million, resulting in a gain of $402.8 million

•	In February 2011, the Company disposed of the La Arena project in Peru, for proceeds of $48.8 million resulting in a gain of $10.5 million

Numerous projects are underway and the Company is pursuing additional exploration opportunities to continue to provide a strong pipeline for future growth. Based on positive exploration results, the Company has confirmed its commitment to organic growth by approving an aggressive corporate exploration plan of $130.6 million in 2012, a 20% increase over the $108.6 million expended in 2011.

The Company continues to invest in opportunistic junior mining companies and other investments as an avenue for growth. As of December 31, 2011, these investments totaled nearly $120 million at market value. In late 2011, IAMGOLD announced that it had acquired an interest in three companies with exploration projects in Colombia. The combined investment for all three companies was $20 million.

IAMGOLD has improved its ability to act on strategic initiatives with the strengthening of its liquidity position and access to funding. At the end of 2011, the Company had $1.3 billion in cash, cash equivalents and bullion (at market) resulting from the sale of non-core assets and record operating cash flow. In addition, the Company increased its shelf-prospectus to $1.0 billion and increased its available combined credit facilities to $825 million in early 2012.

Financial Results

During 2011, the Company generated a record $1.7 billion in revenues from continuing operations supported by an average realized gold price of $1,555 per ounce.

Record net earnings attributable to equity shareholders were $806.7 million ($2.15 per share) compared to $262.6 million ($0.71 per share) in 2010. Excluding earnings from discontinued operations, net earnings from continuing operations attributable to equity shareholders increased by $175.4 million to $391.3 million ($1.04 per share) from $215.9 million ($0.58 per share) in 2010. This 81% increase is the result of higher sales volume and an increasing gold margin1.

[1]	Adjusted net earnings attributable to equity shareholders of the Company, adjusted net earnings attributable to equity shareholders per share, operating cash flow from continuing operations before changes in working capital per share, cash cost per ounce, gold margin per ounce, operating margin per kilogram of niobium sold, are non-GAAP financial measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Adjusted net earnings1 from continuing operations attributable to equity shareholders were a record amount of $406.4 million ($1.08 per share1), an increase of 82% compared to 2010. The operating cash flow from continuing operations before changes in working capital1 of $653.8 million ($1.74 per share) was a record in 2011 compared to $393.4 million ($1.06 per share) in 2010 and continues to be the Company’s primary source of funding for the expansion plans at IAMGOLD’s existing operations and exploration sites.

For 2011, IAMGOLD reported 896,000 attributable ounces of gold produced from continuing operations representing a 168,000-ounce or 23% increase compared to last year. The total attributable gold production including discontinued operations was 972,000 ounces (2010 - 967,000 ounces). Cash costs for continuing operations for 2011 were $636 per ounce1 compared with $534 per ounce in 2010. Average cash costs at IAMGOLD’s operated sites were $573 per ounce during 2011; an increase of 19% compared to $482 per ounce in 2010 as a result of lower grades, increasing costs in aggregate and higher royalties from higher gold prices.

The Company faced cost pressures from higher labour costs, higher energy costs, and higher costs of consumables. Despite the decline from its peak prices earlier in 2011, the worldwide price for crude oil continued to be higher than the prior year. This increase in energy prices led to higher haulage and power generation costs. Royalties increased by $26 per ounce due to higher gold prices. In addition, lower grades and hard rock contributed to increasing cash costs per ounce. Notwithstanding these cost increases, gold margins per ounce of gold2 increased by 27% as a result of the increased gold price.

Niobium revenues were $177.8 million in 2011 compared to $158.7 million in 2010, driven by a higher realized niobium price and higher sales volumes during the year. The operating margin per kilogram of niobium1 decreased by $3 per kilogram during 2011 to $15 per kilogram compared to the prior year. Notwithstanding a higher average price sold, the lower operating margin was due to lower grades and higher costs resulting from mine re-sequencing to align to future plan changes in mining approach, higher prices of consumables and a stronger Canadian dollar.

IFRS

The Company now reports its consolidated financial statements according to International Financial Reporting Standards (“IFRS”). These are the Company’s first consolidated financial statements prepared in accordance with IFRS. In preparing its opening IFRS consolidated balance sheet, and comparative consolidated financial statements in 2010, the Company has adjusted amounts reported previously in financial statements and in the MD&A in accordance with previous Canadian generally accepted accounting principles.

Refer to note 33 in the 2011 annual consolidated financial statements for the 2010 reconciliation from Canadian generally accepted accounting principles to IFRS.

[1]	Operating cash flow from continuing operations before changes in working capital per share, cash cost per ounce, operating margin per kilogram of niobium sold and gold margin per ounce are non-GAAP financial measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

OVERVIEW

IAMGOLD is an established mining company. IAMGOLD’s interests include five operating gold mines, a niobium mine, a diamond royalty, and exploration and development projects located in Africa and the Americas. IAMGOLD’s growth plans are currently focused in West Africa, select countries in South America and in the Canadian province of Quebec.

The following table highlights the Company’s percentage ownership share of producing mines and major exploration and evaluation projects (“E&E”).

Site	Operator	Reporting Segment	Geographic Location	IAMGOLD 2011	Share(e) 2010
Rosebel mine	IAMGOLD	Gold	Suriname	95%	95%
Essakane mine(a)	IAMGOLD	Gold	Burkina Faso	90%	90%
Doyon division(b)	IAMGOLD	Gold	Canada	100%	100%
Niobec mine	IAMGOLD	Non-gold	Canada	100%	100%
Quimsacocha project	IAMGOLD	E&E	Ecuador	100%	100%
Joint Ventures:
Sadiola mine	AngloGold Ashanti	Gold	Mali	41%	41%
Yatela mine	AngloGold Ashanti	Gold	Mali	40%	40%
Discontinued Operations:
Tarkwa mine(c)	Gold Fields Limited		Ghana	—	18.9%
Damang mine(c) Mupane mine(d)	Gold Fields Limited IAMGOLD		Ghana Botswana	— —	18.9 100	% %

(a)	Commercial production began on July 16, 2010.
(b)	The Doyon division includes the Mouska mine and the Westwood project.
(c)	On June 22, 2011, the Company sold its interests in Tarkwa and Damang gold mines.
(d)

On August 31, 2011, the Company completed the disposition of its Mupane gold mine. As part of the consideration, IAMGOLD received 21,875,000 (48.5%) common shares of Galane Gold Ltd. (“Galane”), the new owner of the Mupane mine. The Mupane mine was classified as a discontinued operation until August 31, 2011. As of September 1, 2011, the Company began reporting the investment in Galane using the equity basis of accounting.

(e)

The non-controlling interests relate to the non-controlling partners’ interests in Rosebel Gold Mines N.V. (the Rosebel mine), and Essakane S.A. (the Essakane mine). Non-controlling interests are classified as a component of equity separate from the equity of the parent and are not included in net earnings, but rather presented as an allocation of net earnings. Basic earnings per share are calculated by dividing earnings attributable to equity shareholders by the weighted average number of common shares outstanding during the period. This MD&A includes discussion and analysis based on the portion of net earnings, net earnings from discontinued operations and adjusted net earnings attributable to equity shareholders of the Company.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

2011 HIGHLIGHTS

Financial Results and Position

•	Record revenues from continuing operations of $1,673.2 million were up 53% from $1,097.1 million in 2010.

•

Record net earnings attributable to equity shareholders of $806.7 million ($2.15 per share) compared to $262.6 million ($0.71 per share) in 2010. Excluding the earnings from discontinued operations, net earnings from continuing operations attributable to equity shareholders increased by $175.4 million to $391.3 million ($1.04 per share) from $215.9 million ($0.58 per share) in 2010. This 81% increase is the result of higher sales volume and an increasing gold margin[1].

•

Record adjusted net earnings from continuing operations attributable to equity shareholders[1] of $406.4 million ($1.08 per share1), increased by 82% from $223.2 million ($0.60 per share) in 2010. The adjusting items are mainly the result of gains on sales of assets, partially offset by losses from non-cash adjustments required under IFRS. See the Adjusted Net Earnings reconciliation for further details.

•

Record operating cash flow from continuing operations before changes in working capital[1] of $653.8 million ($1.74 per share1), increased by 66% compared to $393.4 million ($1.06 per share) in 2010. See the operating cash flow from continuing operations before changes in working capital reconciliation for further details.

•

Financial position with cash, cash equivalents and gold bullion (at market) of $1.3 billion as of December 31, 2011 was higher compared to $0.4 billion at December 31, 2010. The increase was mainly the result of the disposal of IAMGOLD’s portion of the Tarkwa and Damang mines for $667 million. Operating cash flow during 2011 funded investments in operating, exploration and development sites.

•	The net earnings from discontinued operations of $415.3 million are presented separately in the consolidated statement of earnings, and comparative periods have been adjusted accordingly.

Production, Cash Costs and Margin

Gold Operations

•

Attributable gold production of 896,000 ounces from continuing operations increased by 23% compared to 728,000 attributable ounces in 2010. The total attributable gold production including discontinued operations was 972,000 ounces (2010 - 967,000 ounces).

•

Weighted average cash costs[1] for continuing operations were $636 per ounce, compared to $534 per ounce in 2010. Cash costs at IAMGOLD-operated sites were $573 per ounce compared to $482 per ounce in 2010.

•	The gold margin[1] increased by 27% from $726 per ounce during 2010 to $919 per ounce during 2011 as selling price increases more than offset the increases in costs.

Niobec Mine

The niobium production of 4.6 million kilograms was 0.2 million kilograms higher than production in 2010, at an operating margin2 of $15 per kilogram, compared to $18 per kilogram in 2010. Notwithstanding a higher average price sold, the lower operating margin was due to lower grades and higher costs resulting from mine re-sequencing to align to future plan changes in mining approach, higher prices of consumables and a stronger Canadian dollar.

[1]

Adjusted net earnings from continuing operations attributable to equity shareholders of the Company, adjusted net earnings from continuing operations attributable to equity shareholders per share, operating cash flow from continuing operations before changes in working capital, operating cash flow from continuing operations before changes in working capital per share, cash cost per ounce and gold margin per ounce are non-GAAP measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

[2]	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Commitment to Zero Harm Continues

In March 2011, IAMGOLD received the 2011 Environmental and Social Responsibility Award from the Prospectors and Developers Association of Canada (“PDAC”). This award recognizes accomplishment in environmental protection and in developing good community relations in the mining sector. According to PDAC, IAMGOLD is being recognized and honoured for its commitment to excellence in environmental stewardship, community engagement, and health and safety in its exploration projects and operating mines in Africa, South America and Quebec. The Company is particularly commended for having been placed as the top extractive company and third overall in the Globe and Mail’s ranking of Canada’s largest companies by environmental and social and governance performance.

On May 23, 2011, IAMGOLD was honoured with the 2011 Syncrude Award for Excellence in Sustainable Development for IAMGOLD’s Zero Harm vision. This award promotes the Canadian minerals industry as an active seeker of sustainability solutions that engage and affect the Canadian public. Sustainability is defined as meeting the needs of the present generation without compromising the ability of future generations to meet their needs. Sustainable development includes the interdependent and mutually reinforcing pillars of economic development, social development and environmental protection. This award recognizes extraordinary systems, programs or processes that have far-reaching and positive sustainability effects in all industry sectors across Canada. It recognizes those individuals, communities, organizations, corporations or academics that are working to create economic wealth while mitigating environmental impacts and acting inclusively towards all segments of society.

IAMGOLD made the 2011 Maclean’s/Jantzi-Sustainalytics list of the 50 Most Responsible Corporations in Canada for the second year in a row.

IAMGOLD also ranked first in the mining industry in Canada’s Best 50 Corporate Citizens in 2011 CSR publication Corporate Knights Magazine.

On September 29, 2011, IAMGOLD announced that it has embarked upon an innovative Canadian Public-Private Partnership to improve educational opportunities and provide greater access to “job-readiness” training for the youth of Burkina Faso in West Africa. The Canadian International Development Agency (CIDA) has approved funding of C$5.7 million to support this five-year project which was jointly proposed by Plan Canada and IAMGOLD. Together, Plan Canada and IAMGOLD have committed C$1.9 million to the project, which represents one of the largest public-private partnerships with an extractive company in CIDA’s history.

The frequency of all types of serious injuries (measured as DART rate1) across IAMGOLD in 2011 was 1.12 compared to 1.06 in 2010. The 6% increase over 2010 is due to a slight increase in the number of Restricted/Transfer cases occurring across the company, although Days Away injuries cases were reduced by 29% over 2010. Total Recordable Injury rates were also reduced by 44% over 2010.

The importance of continually striving for Zero Harm is a core value for IAMGOLD. The Company strives to eliminate all injuries through a commitment to safety leadership at all levels, daily engagement of its employees in health and safety, and by fostering a culture of finding and eliminating hazards.

[1]	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees

IAMGOLD CORPORATION – ANNUAL MD&A –2011

RESERVES AND RESOURCES

IAMGOLD’s Share	2011	Change	2010(8)
Gold (000 attributable oz contained)
Total proven and probable mineral reserves	13,300	(5%)	14,037
Total measured and indicated mineral resources (1)(2)	18,198	—	18,140
Total inferred resources	5,789	(20%)	7,209
Niobium (millions of kg Nb2O5 contained)
Proven and probable reserves (4)(5)	1,746	616%	243.8
Measured and indicated resources (2)(3)(4)(5)	2,014	726%	243.8
Inferred resources (6)	547	73%	316.3
Total Rare Earth Oxides (“TREO”)
Inferred resources(7) (000 tonnes)	466,800		N/A
Inferred resources(7) (% TREO)	1.65		N/A

(1)	Measured and indicated gold resources are inclusive of proven and probable reserves.
(2)

In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations but are deemed to have a reasonable prospect of economic extraction.

(3)

Measured and indicated niobium resources are 98% inclusive of probable reserves. Under the block caving scenario around 2% of the measured and indicated resources included in the probable reserves are slightly below the cutoff of 0.20% Nb2O5 per tonne (before recovery) used for resource reporting. This material represents only 5.8 million tonnes averaging 0.18% Nb2O 5 for 10 million kilograms of Nb2O5 contained.

(4)

Mineral reserves have been estimated as at December 31, 2011 using the block caving scenario from the pre-feasibility study using $45 per kg of Niobium and include dilution material. Mineral resources have been estimated using a cutoff of 0.20% Nb2O5 per tonne (before recovery) under the block caving scenario.

(5)

There is a large volume of the material within the planned block caving that has a Measured Resource classification. However, due to the uncertainty associated with estimating material movement within the cave, a Probable classification has been applied to the reserve because of the uncertainty.

(6)

Inferred and unclassified mineral resource material will be mined from the block caving scenario and segregation of the material is not possible. The inferred and unclassified material is considered to carry similar grade as the measured and indicated resources, though the material has insufficient certainty to be classified as Measured or Indicated Resource. For the purpose of estimating the Mineral Reserves, which by CIM definitions include diluting materials, tonnage of this inferred and unclassified material have been included. This material is considered to be mineralized dilution, which will be included in the Mineral Reserve estimate and within the production plan

(7)

The resource estimate was prepared by Pierre Jean Lafleur, Eng., an independent Qualified Person and principal consultant of P.J. Lafleur Géo-Conseil Inc. of Ste-Thérèse, Québec. The inferred resources are presented “in situ” using a 0.5% TREO cutoff grade and unconstrained by whittle shell or mining design.

(8)	Comparative figures exclude discontinued operations (Mupane, Tarkwa and Damang mines).

For assumptions used to determine reserves and resources, refer to the section on Critical Accounting Estimates section in this MD&A. For more information, also refer to the Company’s latest annual report and the Company’s website, www.iamgold.com.

Reserves and resources, excluding the discontinued operations of Mupane, Tarkwa and Damang, changed as follows:

•	Total attributable proven and probable gold reserves decreased by 5% or 0.7 million ounces (net of depletion) to 13.3 million ounces of gold at the end of 2011.

•	Total attributable measured and indicated gold resources (inclusive of reserves) were consistent with prior year at 18.2 million ounces of gold at the end of 2011.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

•

The niobium probable mineral reserves have increased substantially by 616% to 1,746 million kilograms of contained Nb2O5 based on the block caving scenario. The Study includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the assessment will be realized. Additionally, while preparing the Pre-feasibility Study, sparse drilling information, particularly in the lower west section of the deposit, obliged modellers to fill the voids by increasing the area of influence of diamond drill holes beyond normal practice at Niobec for definition of inferred resources. This resulted in the addition of 21 million tonnes at 0.43% Nb2O5 for 89 million kilograms Nb2O5 for the purposes of the mine plan, which equates to 5% of the expected tonnage processed. To reflect the selected mining method, 11 million tonnes of barren material from the development and the Trenton limestone overlaying the deposit were also introduced as dilution. For the purposes of the evaluation, the cave angle of the walls was assumed to be vertical. Approximately 34 million tonnes at 0.32% for 107 million kilograms of Nb2O5 were included as dilution in the mineral reserves.

•

Niobium measured and indicated resources (98% of them are inclusive of reserves as expressed in comment (3) on the Reserves and Resources Table) increased by 726% to 2.0 billion kilograms of contained Nb2O5 compared to the prior year.

•

On February 2, 2012, the Company announced the discovery of a large and highly significant rare earth elements (“REE”) deposit located only one kilometre north of the Niobec mine. The Company is evaluating options for the optimum strategy for exploiting the large REE deposit. A concept study is expected to be completed by the third quarter of 2012 to provide a Preliminary Economic Analysis of the REE deposit.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

2012 OUTLOOK

IAMGOLD is providing guidance for production and cash costs for 2012 as follows:

2012 Plan
Attributable gold production (thousands of ounces)
Mines owned and operated by IAMGOLD
Rosebel	370 - 395
Essakane	320 - 345

690 - 740
Sadiola and Yatela mines	150 - 170

Total attributable production	840 - 910

Cash cost ($/oz of gold)[1]	$670 - $695

Average gold price ($/oz)	1,700
Average crude oil price ($/barrel)	90
Average foreign exchange rate (C$/US$)	1.00
Average foreign exchange rate (US$/€)	1.40
Niobium production
Niobec (millions of kilograms)	4.6 - 5.1
Operating margin ($/kg Nb)[1]	$15 - $17

For 2013 and 2014, gold production is expected to be between 1.0 million and 1.1 million ounces. Niobium production is expected to be between 4.6 million and 5.1 million kilograms in 2013 and between 4.8 million and 5.3 million kilograms in 2014. For 2013 and 2014, the Company has assumed annual average crude oil prices of $95 and $100 per barrel, a Euro/ U.S. dollar rate of 1.35 for both periods and a U.S. dollar/ Canadian dollar rate of 1.00 and 1.05, respectively.

Cash cost per Ounce of Gold

The current financial market volatility may affect future cash costs either positively or negatively through changes in gold price, oil price, overall operating costs and currency rates. Changes in these assumptions may have a material impact on cash costs, results of operations and overall financial position of the Company. Actual results may vary significantly from guidance. The following table provides estimated sensitivities around certain inputs that can affect the Company’s operating results, based on the Company’s guidance for 2012.

	Change of	Impact on the Annualized 2012 Cash Cost by $/oz
Gold price	$100/oz	$6
Oil price	$10/barrel	$12
Euro per U.S. dollar	$0.10	$10

The Company will on an ongoing basis update its hedging strategy to mitigate currency and fuel exposures. Please refer to the Financial Position section of this document for details on the Company’s hedging strategy.

[1]

Cash cost per ounce and Operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Guidance for Capitalized Mining Assets, Exploration and Development Expenditures

The following table shows the site allocation of IAMGOLD’s planned capital expenditures for 2012 to 2014. The capital expenditures noted below are projected based on assumed project start dates and economic factors that are subject to change.

Site	2012	2013	2014	Details
(in $ millions)	$	$	$
Westwood	220	50	30	The project remains on track for startup in early 2013. Includes spending for deepening shaft, developing drift levels for future mining and mill refurbishment. The 2012 after tax credit amount is $198 million.
Essakane	330	220	60	Includes spending for additional water storage pond, river diversion and additional power generation to process hard ore.
Rosebel	160	140	250	Primarily for crushing and grinding circuit expansion, resource development, and sustaining capital and carry over from 2011. Capital assumptions for the three years will be assessed with feasibility study to occur in 2012.
Sadiola (41%)	70	160	70	Assumes positive production decision for the Sulphide project.
Other	10	10	—

	790	580	410
Niobec	90	120	250	To advance the feasibility study, underground development and other improvements.

Total	880	700	660

The following table outlines the capitalized stripping included in capital expenditures for 2012 to 2014:

Site	2012	2013	2014
(in $ millions)	$	$	$
Essakane	50	40	40
Rosebel	—	20	50
Sadiola (41%)	15	50	50

Total	65	110	140

The 2012 expected exploration spending is $131 million, an increase of $22 million from 2010 spending. Included in the 2012 exploration spending is $54 million for greenfield projects and $37 million of capitalized expenditures which are included in the capital expenditures schedule above.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

SUMMARIZED FINANCIAL RESULTS

Revenues from continuing operations in 2011 were a record $1,673.2 million, a 53% increase from $1,097.1 million in 2010, primarily due to higher gold sales from higher production and higher metal prices. For IAMGOLD’s continuing operations including joint ventures, the number of ounces of gold sold increased by 215,000 ounces while the average realized gold price rose by 23% compared to 2010.

Net earnings attributable to equity shareholders were a record $806.7 million ($2.15 per share) during 2011, compared to $262.6 million ($0.71 per share) in 2010. The record gold margin per ounce1 increased from $726 to $919 as price increases more than offset the increases in costs. The impact of higher metal sales and gold margins was partially offset by increases in mining costs and income and mining taxes. In addition, other significant items affecting net earnings included the positive impact of gains on disposal of discontinued operations and sale of other assets of $449.3 million, partially offset by the negative impact of changes in estimates of asset retirement obligations including unrecognized tax benefits for $25.7 million.

Adjusted net earnings from continuing operations attributable to equity shareholders1 were a record $406.4 million ($1.08 per share1) an increase of 82% compared to $223.2 million ($0.60 per share) in 2010.

The operating cash flow from continuing operations in 2011 was a record $589.9 million compared to $347.8 million in 2010. Operating cash flow from continuing operations before changes in working capital1 in 2011 was a record $653.8 million ($1.74 per share)1, an increase of 66% compared to $393.4 million ($1.06 per share) in 2010. The increase is mainly due to the impact of higher production from continuing operations and higher per ounce gold margin.

Financial Position

The Company’s cash, cash equivalents and gold bullion (at market value) position has improved with $1.3 billion available at December 31, 2011, compared to $0.4 billion at the end of 2010.

During 2011, cash and cash equivalents increased mainly due to the sale of the Company’s 18.9% interests in the Tarkwa and Damang gold mines for gross proceed of $667.0 million. Cash generated from operating activities were re-invested in operating and development capital expenditures as well as funding the Company’s exploration activities.

As at December 31, 2011, $350.0 million of unused credit remained available under the Company’s credit facility. In addition, the Company had used $17.9 million of its $50.0 million letters of credit facility.

In February 2012, the Company increased its $350.0 million unsecured revolving credit facility to a four-year, $500.0 million unsecured revolving credit facility. The Company also increased its revolving facility for the issuance of letters of credit to $75.0 million.

In February 2012, Niobec Inc., a wholly-owned subsidiary of the Company, entered into a four-year $250.0 million unsecured revolving credit facility to be used for general corporate requirements including working capital requirements and expansion of existing facilities of Niobec.

With strong cash, cash equivalents, and gold bullion positions, the available credit facility and expected operating cash flows, the Company has the financial capacity to fund the continuing requirements of exploration and development projects and expansion of existing operations.

[1]

Gold margin per ounce, adjusted net earnings from continuing operations attributable to equity shareholders of the Company, adjusted net earnings from continuing operations attributable to equity shareholders per share and operating cash flow from continuing operations before changes in working capital per share are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

(in $ millions)	December 31 2011	Change	December 31 2010
	$		$
Financial Position
Cash, cash equivalents and gold bullion
• at market value	1,262.5	207%	411.3
• at cost	1,148.4	269%	311.2
Total assets	4,349.7	27%	3,431.1
Equity	3,528.9	28%	2,758.1

(in $ millions, except where noted)	2011	Change	2010
	$		$
Results of Continuing Operations
Revenues	1,673.2	53%	1,097.1
Mining costs including depreciation, depletion and amortisation	914.8	41%	649.4

Earnings from mining operations	758.4	69%	447.7

Net earnings from continuing operations attributable to equity shareholders	391.3	81%	215.9
Basic earnings from continuing operations attributable to equity shareholders per share ($/share)	1.04	79%	0.58
Net earnings attributable to equity shareholders	806.7	207%	262.6
Basic net earnings attributable to equity shareholders per share ($/share)	2.15	203%	0.71
Adjusted net earnings from continuing operations attributable to equity shareholders[1]	406.4	82%	223.2
Basic adjusted net earnings from continuing operations attributable to equity shareholders per share ($/share)[1]	1.08	80%	0.60
Cash Flows
Operating cash flow from continuing operations	589.9	70%	347.8
Operating cash flow from continuing operations before changes in working capital[1]	653.8	66%	393.4
Operating cash flow from continuing operations before changes in working capital[1] ($/share)	1.74	64%	1.06

[1]

Adjusted net earnings from continuing operations attributable to equity shareholders of the Company, adjusted net earnings from continuing operations attributable to equity shareholders per share and operating cash flow from continuing operations before changes in working capital per share are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

	2011	Change	2010
Key Operating Statistics
Gold mines (Continuing operations)
Gold sales (000 oz)[1]	953	29%	738
Average realized gold price ($/oz)	1,555	23%	1,260
Attributable gold production (000 oz)
Continuing operations	896	23%	728
Discontinued operations	76	(68%)	239

Total	972	1%	967

Cash cost from continuing operations ($/oz)[2]	636	19%	534
Gold margin from continuing operations ($/oz)[2]	919	27%	726
Operating results – Niobec mine
Niobium sales (millions of kg Nb)	4.6	7%	4.3
Niobium production (millions of kg Nb)	4.6	5%	4.4
Operating margin ($/kg Nb)[2]	15	(17%)	18

[1]

Gold sales include 100% sales of Rosebel, Essakane and the Doyon division, 41% of sales from Sadiola, and 40% of sales from Yatela. Attributable sales for 2011 and 2010 were 896,000 ounces and 706,000 ounces, respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.

[2]

Cash cost per ounce, gold margin per ounce, and operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

ATTRIBUTABLE GOLD PRODUCTION, CASH COST AND GOLD MARGIN PER OUNCE

The table below presents the gold production attributable to the Company along with the weighted average cash cost per ounce of production and the gold margin.

	Gold Production		Total Cash Cost[1]
	2011	2010	2011	2010
	(000 oz)	(000 oz)	$/oz	$/oz
IAMGOLD Operator
Rosebel (95%)	385	395	616	484
Essakane (90%)	337	122	488	429
Doyon division (100%)[1]	24	33	1,076	655

	746	550	573	482

Joint Ventures
Sadiola (41%)	121	118	816	653
Yatela (40%)	29	60	1,534	780

	150	178	954	696

Continuing operations	896	728	636	534
Discontinued operations	76	239	847	695

Total	972	967	653	574

Continuing operations
Cash cost[1] excluding royalties			551	475
Royalties			85	59

Cash cost			636	534

Gold margin from continuing operations
Realized gold prices			1,555	1,260
Cash cost			636	534

Gold margin[1]			919	726

IAMGOLD’s attributable gold production from continuing operations increased by 168,000 ounces (23%) during 2011 compared to the prior year primarily as a result of higher production from Essakane which was in production for the full year in 2011, partly offset by lower grades mined at Rosebel and Yatela.

The consolidated cash cost from continuing operations increased by $102 from $534 per ounce in 2010 to $636 per ounce in 2011. Cash costs at IAMGOLD-operated sites were $573 per ounce compared to $482 per ounce in 2010. The Company faced cost pressures from higher labour costs, higher energy costs, and higher costs of consumables. The worldwide price for crude oil continues to be higher than the prior year attributing to higher haulage and power generation costs. In addition, lower grades and mining harder ore contributed to increasing costs per ounce. Royalties increased by $26 per ounce mainly due to higher gold prices.

The higher gold prices supported mining hire cost end-of-life mines and offset increases at the major sites resulting in a 27% increase in gold margin1 to $919 per ounce for 2011.

[1]	Cash cost per ounce and gold margin per ounce are a non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

GOLD SALES VOLUME AND REALIZED GOLD PRICE

The following table presents the total ounces of gold sold from continuing operations and the realized gold price per ounce.

	Gold Sales		Realized Gold Prices
	2011	2010	2011	2010
	(000 oz)	(000 oz)	$/oz	$/oz
Operator	803	562	1,553	1,275
Joint ventures(a)	150	176	1,566	1,211

Total sales from continuing operations(b)(c)	953	738	1,555	1,260

(a)	Attributable sales of joint ventures: Sadiola (41%) and Yatela (40%).
(b)	Attributable sales for 2011 and 2010 were 896,000 ounces and 706,000 ounces, respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.
(c)

Continuing operations exclude Mupane, Tarkwa and Damang mines which are discontinued operations. Gold sales from discontinued operations in 2011 and 2010 were 79,000 ounces and 239,000 ounces, respectively.

Gold sales volumes from continuing operations increased in 2011 compared to 2010, mainly due to higher production at Essakane.

NIOBIUM PRODUCTION, SALES AND OPERATING MARGIN

	2011	Change	2010
Operating results – Niobec mine
Niobium production (millions of kg Nb)	4.6	5%	4.4
Niobium sales (millions of kg Nb)	4.6	7%	4.3
Operating margin ($/kg Nb)[1]	15	(17%)	18

Niobium production during 2011 was 5% higher compared to the prior year. The operating margin per kilogram of niobium decreased by $3 per kilogram in 2011 compared to 2010.

Notwithstanding a higher average price sold, the lower operating margin was due to lower grades and higher costs resulting from mine re-sequencing to align to future plan changes in mining approach, higher prices of consumables and a stronger Canadian dollar.

[1]	The operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

FINANCIAL RESULTS

REVENUES

The Company’s consolidated revenues from continuing operations increased by $576.1 million (53%) compared to 2010 as a result of:

•

Gold revenues increased by $552.7 million as gold prices increased by $295 per ounce ($281.7 million) and gold sale volumes increased by 215,000 ounces ($271.0 million) primarily as a result of higher production from Essakane which was in production for the full year in 2011;

•	Niobium revenues increased by $19.1 million reflecting higher niobium prices ($9.8 million) and higher sales volume ($9.3 million); and

•	Revenues from other metals and royalty interests in the Diavik mine increased by $4.3 million.

MINING COSTS

The 2011 mining costs from continuing operations, excluding depreciation, depletion and amortisation, increased by $226.7 million (42%) to $760.9 million compared to $534.2 million in 2010. Mining costs rose due to:

•	Higher operating costs at Essakane ($118.0 million) as the mine was in production for the full year in 2011 compared to six months in 2010 and operating costs increased from prior year.

•

Higher operating costs at other sites including Rosebel, Sadiola and Niobec ($90.3 million), primarily due to increased labour, energy and consumables costs together with the impact of mining lower grades and harder ore; and

•	Higher royalties ($36.3 million) primarily due to higher realized gold prices;

•	Offset partially by, lower adjustment to estimates of asset retirement obligations at closed sites ($17.9 million) compared to 2010.

DEPRECIATION, DEPLETION AND AMORTISATION

Depreciation, depletion and amortisation increased from $115.2 million in 2010 to $153.9 million in 2011, mainly due to higher production from Essakane. This was partially offset by an increase in the reserves for gold sites and at Niobec.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses have increased in 2011 to $54.2 million from $48.7 million in 2010 mainly due to increased investment in information systems, employee development and recruitment, and increased travel and charitable giving.

EXPLORATION EXPENSES

Exploration expenses in 2011 were $73.3 million, compared to $45.9 million in 2010. Exploration expenditures included near-mine exploration and resource development at Rosebel, Essakane and Westwood, and greenfield exploration on 16 projects. Refer to the Exploration section for more details.

FOREIGN EXCHANGE LOSS

The foreign exchange loss in 2011 was $8.0 million, compared to $7.8 million in 2010. The majority of the foreign exchange loss during 2011 and 2010 was due to the impact of the foreign exchange variation on monetary assets and liabilities such as cash, cash equivalents, receivables, payables and income and mining taxes payable.

INTEREST INCOME, DERIVATIVES AND OTHER INVESTMENT GAINS

The total of interest income, derivatives and other investment gains was $37.6 million in 2011 compared to $31.5 million in 2010.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

The major items in 2011 were gains on sales of assets and marketable securities offset partially by unrealized derivative losses caused by the volatility in currency markets.

INCOME AND MINING TAXES

The Company does not recognize tax benefits on losses generated in countries where the recent history of operating losses does not satisfy the “probable” criterion for the recognition of deferred tax assets. Consequently, there are no income tax benefits recognized on the pre-tax losses in these jurisdictions where it is not probable that the benefit will be realized.

The income and mining tax expense (benefit) differs from the amount that would have been computed by applying the combined Canadian federal and provincial statutory income tax rate of 28.4% in 2011 (31% in 2010) to earnings from continuing operations before income and mining taxes.

The effective tax rate for the years ended December 31, 2011 and 2010 was 34% and 37%, respectively. The change in the effective tax rate was primarily attributable to the geographical mix of income, fluctuations in exchange rates for foreign currency, the impact of foreign exchange on the tax basis on non-monetary assets, and the non-recognition of tax benefits.

DISCONTINUED OPERATIONS

Results and gains on disposal of discontinued operations described below are presented separately as net earnings from discontinued operations in the consolidated statement of earnings, and comparative periods have been adjusted accordingly. Net earnings from discontinued operations totalled $415.3 million in 2011 compared to $46.7 million in 2010 as summarized in the note 6 of the Company’s consolidated financial statements.

Tarkwa and Damang mines (Investments in associates)

On June 22, 2011, IAMGOLD sold its 18.9% interests in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited for proceeds of $667.0 million. Interests in Tarkwa and Damang mines were accounted for as investments in associates using the equity method of accounting. The Company ceased the equity method of accounting as of April 1, 2011 and recorded an after-tax gain of $402.8 million on this sale.

Mupane mine

On August 31, 2011, the Company completed the disposition of its Mupane gold mine for $34.2 million resulting in an after-tax gain on disposal of $6.8 million. The disposal of the site resulted in a loss from discontinued operations of $15.3 million, including the retirement of outstanding Mupane gold hedges for $19.5 million.

The proceeds consisted of $12.5 million in cash, a $3.8 million promissory note, payable over 3 years at an annual interest rate of 6%, and 21,875,000 common shares of Galane Gold Ltd. (“Galane”) valued at $17.9 million representing approximately 48.5% of the outstanding shares of Galane.

Starting September 1, 2011, the interest of 48.5% in Galane (the new entity owning the Mupane mine) was accounted for as an investment in associates using the equity method.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

CASH FLOW

	2011	2010
(in $ millions)	$	$
Continuing operations
Operating activities	589.9	347.8
Investing activities	247.3	(346.4)
Financing activities	(25.3)	21.1
Impact of foreign exchange on cash and cash equivalents	(11.4)	0.7

Increase in cash and cash equivalents from continuing operations	800.5	23.2
Cash flows from (used in) discontinued operations	(19.7)	56.2

Increase in cash and cash equivalents	780.8	79.4
Cash and cash equivalents, beginning of year	270.8	191.4

Cash and cash equivalents, end of year	1,051.6	270.8

Continuing Operations:

Operating Activities

In 2011, cash flows from continuing operating activities were higher than last year as a result of higher gold sales at higher realized prices.

Investing Activities

Capital expenditures in mining assets and exploration and evaluation were $395.1 million during 2011 compared to $368.7 million in 2010.

Investing activities related to continuing operations in 2011 were more than offset by proceeds received from the disposition non-core assets including two royalties, one of which was the Magistral gold royalty on properties in Mexico, for proceeds of $15.0 million during the fourth quarter of 2011, the Mupane mine of $6.6 million during the third quarter of 2011, the Tarkwa and Damang mines of $667.0 million during the second quarter of 2011, and the sale of the La Arena project of $48.8 million during the first quarter of 2011.

Financing Activities

Cash flows used in financing activities related to continuing operations in 2011 and 2010 were mainly due to the payment of dividends to shareholders and non-controlling interests partially offset by the issuance of common shares. Dividends were lower in 2010.

Foreign Exchange

The impact of foreign exchange on cash and cash equivalents is related to the fluctuation of foreign currencies compared to the U.S. dollar.

Discontinued Operations:

Cash flows from (used in) discontinued operations are related to the Mupane, Tarkwa and Damang mines.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

QUARTERLY FINANCIAL REVIEW

(in $ millions, except where noted)	Q4	Q3	Q2	2011 Q1	Q4	Q3	Q2	2010 Q1
	$	$	$	$	$	$	$	$
Revenues from continuing operations	481.6	431.9	345.7	414.0	440.9	234.7	198.1	223.4
Net earnings from continuing operations	145.8	60.0	80.1	142.1	120.3	39.9	24.2	48.7
Net earnings	145.8	50.7	484.5	162.3	134.5	54.5	30.7	60.2
Net earnings attributable to equity shareholders	133.7	40.7	478.9	153.4	124.0	52.0	29.5	57.1
Basic earnings attributable to equity shareholders of the Company per share ($/share)	0.36	0.11	1.28	0.41	0.33	0.14	0.08	0.15
Diluted earnings attributable to equity shareholders of the Company per share ($/share)	0.35	0.11	1.27	0.41	0.33	0.14	0.08	0.15

Revenues from continuing operations in the fourth quarter of 2011 were higher than in 2010 as a result of higher realized gold prices and higher gold sales. Net earnings figures were also higher compared to the same period last year as a result of higher sales volumes noted in conjunction with a 27% increase in gold margin1.

[1]	Gold margin per ounce is a non-GAAP measure. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

Events and conditions in the global financial markets impact gold prices, commodity prices, interest rates and currency rates. These conditions and market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures, and project planning.

GOLD MARKET

The global financial market crisis and the ongoing instability in certain economies during the past few years have affected the volatility of gold prices, oil prices, other commodity prices, foreign exchange rates and the cost and time value of money.

The gold market is affected by macro-issues such as global economic conditions and political instability as well as micro-issues such as mine production and substantial above-ground reserves that can affect the price should a portion of these reserves be brought to market. While many factors impact the valuation of gold, traditionally the key factors are the relative performance of the U.S. dollar value, global inflation rates, oil prices and interest rates. The performance of the Company and its gold producing mines is closely related to the market-driven price of gold.

In 2011, the gold price continued to display considerable volatility with spot daily closings between $1,319 and $1,895 per ounce (2010 – $1,058 and $1,420 per ounce) from London Bullion Market Association (“LBMA”).

($/oz of gold)	2011	2010
Average market gold price	1,572	1,225
Average realized gold price	1,555	1,260
Closing market gold price	1,566	1,406

The Company’s shareholder value increase in 2011 was partially the result of a rising gold price. As the following graph depicts, the price leverage impact is significant and correlated to IAMGOLD’s share price movement.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

NIOBIUM MARKET

The Company is one of three significant producers of ferroniobium in the world, with a market share of approximately 8% in 2011. The largest producer in the niobium market is a Brazilian producer whose operations can impact market conditions. Niobium demand closely follows the demand for steel, with a trend towards increased usage of niobium per tonne of steel produced. World steel production increased by approximately 5% compared to 2010. The niobium average realized price for IAMGOLD was marginally higher in 2011 when compared to 2010.

Niobium is a scarce metal used mainly in the production of high strength, low alloy steel. In addition to strengthening the steel, it lightens the weight, enhances flexibility, improves durability and reduces costs. Steel containing niobium has many attractive properties, making it highly desirable for manufacturing automobiles, pipelines, cranes, bridges and other structures designed to handle large amounts of stress.

CURRENCY

The Company’s reporting currency is the U.S. dollar. Movement in the Canadian dollar against the U.S. dollar has a direct impact on the Company’s Canadian mining activities and executive office cost base. Canadian and international operations are also exposed to fluctuation in currency exchange rates. Currencies continued to experience volatility relative to the U.S. dollar in 2011. The recent downgrade in the U.S. sovereign credit rating is not expected to have a material impact on IAMGOLD’s financial position as all or the Company’s revenues and most of cost base are in U.S. dollar, and U.S. dollar denominated short-term investments have maturities of less than twelve months. The key currencies to which the Company is exposed are the Canadian dollar and the euro.

	2011	2010
Average rates
Canadian $ / U.S.$	0.9889	1.0299
U.S.$ / Euro	1.3923	1.3268
Closing rates
Canadian $ / U.S.$	1.0203	0.9999
U.S.$ / Euro	1.2945	1.3382

In 2012 the Company will have a significant Canadian dollar requirement due to capital expenditures required to advance the Westwood project, as well as operating and capital expenditures at the Niobec mine. In addition, during 2012 the Company will have euro requirements due to capital and operating expenditures related to the Essakane mine in Burkina Faso. The Company may hedge this exposure through forward and option contracts to mitigate the volatility of movement in the exchange rate of these currencies. In 2012, the Company will, on an ongoing basis, update its hedging strategy, which is designed to meet its currency requirements by mitigating the volatility of movement in the exchange rate of foreign currencies.

Refer to Financial position – Market risks section for more information.

OIL PRICE

Diesel fuel is used at the mine sites for the mining fleets and the mills for power and is a significant cost component for the Company’s sites (Rosebel, Essakane, Sadiola and Yatela). The Company’s operations and projects consumed approximately 0.7 million barrels of fuel in 2011 and the Company is expected to consume approximately 0.8 million barrels of fuel in 2012. In 2011, the oil price displayed considerable volatility with spot daily closings between $75 and $113 per barrel.

($/barrel)	2011	2010
Average market oil price	95	80
Closing market oil price	99	91

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil, heating oil and diesel.

During 2011, the Company modified the application of its strategy by including West Texas Crude oil as a basis for hedging. The Company increased its hedge position for its exposure to fuel by executing option contracts. Refer to Financial position – Market risks section for more information.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

RESULTS OF OPERATIONS

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results

100% Basis

	2011	Change	2010
Total operating material mined (000 t)	53,122	2%	52,287
Strip ratio(a)	3.0	3%	2.9
Ore milled (000 t)	12,862	—	12,832
Head grade (g/t)	1.0	(9%)	1.1
Recovery (%)	94	1%	93
Gold production – 100% (000 oz)	406	(2%)	416
Attributable gold production – 95% (000 oz)	385	(2%)	395
Gold sales – 100% (000 oz)	390	(6%)	416
Gold revenue ($/oz)(b)	1,555	25%	1,244
Cash cost excluding royalties ($/oz)	528	25%	421
Royalties ($/oz)	88	40%	63

Cash cost ($/oz)(c)	616	27%	484

(a)	Strip ratio is calculated as waste divided by full-grade ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Gold production during 2011 was 2% lower than the prior year, primarily as a result of lower grades partially offset by higher recoveries.

Cash costs per ounce of $616 were higher by 27% than the prior year primarily due to adverse cost pressures faced by the mine. Higher global oil prices led to increased cost of hauling and increased costs of thermal power. Labour costs were higher in 2011 compared to 2010 due to inflationary factors in the Surinamese economy and royalties increased with rising gold prices, partly offset by the devaluation of the Surinamese dollar.

During 2011, Rosebel’s capital expenditures were $72.7 million and consisted of new mining equipment ($17.8 million), resource delineation and near-mine exploration ($11.7 million), two excavators ($10.9 million), new truck shop ($6.8 million), tailings dam ($6.2 million), gravity circuit upgrade ($4.5 million), new ball mill project ($3.2 million) and other sustaining capital ($11.6 million).

Expansion at Rosebel

The current Rosebel mine expansion project was announced early in 2011 and is effectively an optimization of the mineral reserve. Without expansion, Rosebel mill throughput would decline going forward as the ore mix trends to higher proportions of hard rock, resulting in a decline in gold production and an increase in cash costs.

Metallurgical test work and ore characterization completed in 2011 indicates that the transition to hard rock is coming sooner than expected, and that the hardness of the ore is more than originally anticipated. The mine is entering a transition period whereby the proportion of hard rock in the mill feed will climb from a nominal 15% currently to approximately 80% by 2016. As a result, it is necessary to accelerate the expansion installations and to install additional crushing and grinding equipment to maintain mill throughput at between 12 and 14 million tonnes per year, marginally higher than the rate achieved in recent years, even with the increased hard rock volumes. During 2012, a feasibility study will be carried out to provide greater design detail around this 12 to 14 million tonne per year expansion case.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

In addition to the current expansion project, strategic studies have identified the potential opportunity for a more significant plant expansion to bring in additional satellite resources in the Rosebel region. This would provide an opportunity to potentially incorporate different mining, processing, and power supply alternatives and would result in economies of scale. In support of these larger capacity expansion plans, the Company entered into a Heads of Agreement with the Government of Suriname in December 2011 on the terms and conditions governing the expansion and the incorporation of satellite resources. A mutually beneficial definitive agreement is expected to follow later in 2012. Concept study work, in parallel with the feasibility study mentioned above, is planned for 2012 to further develop the understanding and definition of the expansion potential and the cost, gold price, and/or resource developments necessary to make a significant expansion viable.

Planned capital expenditures over the next three years are estimated at $550 million pending further studies and approval, and include project capital, sustaining capital and capitalized stripping.

Outlook

Rosebel’s attributable production in 2012 is expected to be between 370,000 and 395,000 ounces. Capital expenditures of $160 million for 2012 includes mill expansion project ($68 million), mine expansion ($15 million), resource delineation and near mine exploration ($16 million), replacement of mining equipment ($51 million), and other sustaining capital expenditures ($10 million). The 95,000-metre near-mine drill program is designed to upgrade additional resources to reserves and pursue targets in close proximity to existing resources.

Burkina Faso – Essakane Mine (IAMGOLD interest—90%)

Summarized Results

100% Basis

	2011	Change	2010(a)
Total operating material mined (000 t)	18,015	40%	12,858
Capitalized waste mined (000 t)	9,152	—	—
Strip ratio(b)	1.7	42%	1.2
Ore milled (000 t)	7,977	168%	2,973
Head grade (g/t)	1.5	—	1.5
Recovery (%)	95	(1%)	96
Gold production – 100% (000 oz)	375	176%	136
Attributable gold production – 90% (000 oz)	337	176%	122
Gold sales – 100% (000 oz)	379	235%	113
Gold revenue ($/oz)(c)	1,553	13%	1,371
Cash cost excluding royalties ($/oz)	407	3%	396
Royalties ($/oz)	81	145%	33

Cash cost ($/oz)(d)	488	14%	429

(a)	Commercial production started July 16, 2010.
(b)	Strip ratio is calculated as waste mined divided by ore mined.
(c)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(d)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Attributable production during 2011 was 176% higher compared to the prior year which included only six months of production. Production during the year was negatively affected by extended crusher repair and a brief water shortage before the beginning of the rainy season in the second quarter of 2011. Essakane finished the year with strong fourth quarter production of 94,000 attributable ounces. The site mitigated the risk of water shortage for the future years by constructing an additional bulk water storage pond. The mine production during the year was 27.2 million tonnes, of which 9.2 million tonnes was capitalized waste as the site commenced mining phase 2 of the main pit.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Cash costs per ounce were higher in 2011 due to an increase in energy prices, upward pressure on consumable prices and higher royalties. Royalties rose as a result of increase in royalty levied from 3% to 5% and higher gold prices.

During 2011, Essakane’s capital expenditures were $104.5 million and consisted of capitalized stripping cost on the push-back of the pit ($24.7 million), bulk water storage facility ($16.5 million), the feasibility study on the expansion ($8.4 million), camp site upgrades ($4.8 million), mine equipment ($15.0 million), resource delineation and near-mine exploration program ($6.3 million), capital spares ($8.8 million), airplane ($2.6 million) and other sustaining capital ($17.4 million).

Expansion at Essakane

The original feasibility production scenario for Essakane was to process soft rock for three years at an expanded rate of 7.5 million tonnes per year, followed by a short transition period and proceeding with processing of hard rock at 5.4 million tonnes per year. Following the identification of additional reserves during the pre-production period and minor modifications to the process plant design, the throughput rate for soft rock was increased to 9 million tonnes per year, still to be followed by hard rock processing at 5.4 million tonnes per year. During 2010, a Concept Study was undertaken to review the opportunity of expanding the plant to enable the processing of hard rock at a rate of 10.8 million tonnes per year, double the original designed throughput. The benefit of this scenario would be to maintain the gold production profile going forward and reduce the consequential increase in cash costs resulting from both the increased processing cost of the hard rock and the increased impact of fixed costs at the lower production rate.

Based on the results of the Concept Study announced in 2010, an expansion development study was commissioned to bring the proposal to the point of a construction decision. The development study to expand the mine capacity at Essakane was completed in late 2011 and construction is expected to commence in early 2012. Due to pre-ordering of long lead items required for the expansion during 2011 (including haul trucks, excavators, and grinding mills), the construction schedule will allow commissioning of the expanded plant during the second half of 2013.

Under the expansion plan, mining will be carried out using the same type of equipment currently used at Essakane. The mining rate will climb to 50-55 million tonnes per year by 2014 and is expected to remain at that rate for six years before decreasing gradually to the end of pit life.

Key Metrics of the Essakane Expansion Development Study:

Classification	Tonnes (millions)	Grade (g/t Au)	Attributable Gold (000s oz)
Probable Reserves	109.2	1.1	3,472
Measured Mineral Resource*	—	—	—
Indicated Mineral Resource*	139.6	1.1	4,262
Inferred Mineral Resource	24.1	1.1	797
Mine Life		14 years
Average Annual Gold Production		350,000 oz.
Expansion Capital Expenditures (2011-14)		$362 million
Sustaining Capital (life of mine)		$69 million
Average Gold Price Assumption		$1,200 per oz.

*	Indicated mineral resources are inclusive of probable reserves

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Outlook

Essakane’s attributable production in 2012 is expected to be between 320,000 and 345,000 ounces. Capital expenditures for 2012 of $330 million are planned at Essakane and include expansion ($208 million), capitalized stripping ($50 million), additional water storage ($15 million), additional power generation for hard ore ($12 million), resource delineation and near-mine exploration program ($8 million) and other sustaining capital ($37 million).

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Canada – Doyon Division (IAMGOLD interest – 100%)

Summarized Results

100% Basis

	2011	Change	2010
Total operating material mined (000 t)	57	(7%)	61
Ore milled (000 t)	56	(8%)	61
Head grade (g/t)	13.9	4%	13.4
Recovery (%)	95	(1%)	96
Gold production (000 oz)	24	(27%)	33
Gold sales (000 oz)	34	3%	33
Gold revenue ($/oz)(a)	1,523	14%	1,331
Cash cost excluding royalties ($/oz)	1,038	66%	626
Royalties ($/oz)	38	31%	29

Cash cost ($/oz)(b)	1,076	64%	655

(a)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(b)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

In 2011, Mouska continued to produce at a reduced rate by stockpiling ore and batch processing at the end of the year. Gold production was lower than prior year as a result of less ore mined and processed. Cash costs per ounce increased during 2011 largely due to lower production volume and higher royalties from increasing gold prices.

Outlook

In 2012, Mouska will continue stockpiling ore which will be processed in 2013 at the mill is currently being refurbished for the start-up of Westwood. There is no gold production planned at Mouska in 2012.

Mali – Sadiola Mine (IAMGOLD interest – 41%)

Summarized Results

41% Basis

	2011	Change	2010
Total operating material mined (000 t)	8,957	(7%)	9,654
Capitalized waste mined (000 t)	2,653	—	—
Strip ratio(a)	10.0	27%	7.9
Ore milled (000 t)	1,979	10%	1,792
Head grade (g/t)	1.9	(10%)	2.1
Recovery (%)	94	1%	93
Attributable gold production (000 oz)	121	3%	118
Attributable gold sales (000 oz)	121	3%	117
Gold revenue ($/oz)(b)	1,565	28%	1,224
Cash cost excluding royalties ($/oz)	722	24%	580
Royalties ($/oz)	94	29%	73

Cash cost ($/oz)(c)	816	25%	653

(a)	Strip ratio is calculated as waste divided by full-grade ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

The attributable gold production in 2011 was slightly higher compared to the prior year as a result of higher throughput and recoveries partially offset by lower grades. Throughput was higher as overall plant availability improved during the year. The site mined 20% higher tonnage compared to the prior year and stripped significant quantities of waste, of which 2.7 million tonnes were capitalised.

Cash costs rose during 2011 compared to the prior year primarily as a result of higher energy costs, higher consumables costs, higher labour costs from a revised mining contract finalized in the fourth quarter of 2010, and increased royalties from higher realized gold prices.

The Company’s attributable portion of capital expenditures during 2011 was $23.2 million and consisted of capitalized stripping ($9.3 million), sulphide project ($3.7 million), mill equipment ($2.9 million), infrastructure ($1.8 million) and other small projects ($5.5 million).

Sadiola distributed a dividend of $33.6 million to IAMGOLD during 2011 (2010: IAMGOLD’s share – $63 million).

Expansion at Sadiola

The feasibility study on the Sulphide Project to expand the processing facility to treat hard rock in conjunction with soft rock was completed in 2011. This project is primarily based on mining of hard sulphide ore beneath the oxide zone in the existing Sadiola pit, at an overall expanded milling rate. Current oxide reserves will continue to be processed in the existing plant while the expansion is constructed and for some time afterward. Once the oxide resources are exhausted, the existing portion of the plant will be adapted to treat sulphide ores together with the expansion section.

Detailed engineering and logistical planning are underway and orders for long lead time equipment were issued during 2011. Also power supply terms for the expanded operation as well as the fiscal treatment of the new project. Negotiations with the government have reached the stage necessary to complete the definitive agreement on those issues. Permits for mine site construction were received in 2011 and the permit for power line construction is expected shortly.

Currently, a project optimization exercise is underway to incorporate the latest capital and operating cost estimates, the latest mine plan incorporating all oxide resources, along with new sulphide resources identified during the past year. An internal peer review of the project is being completed. A construction decision is expected in 2012 from the Company`s joint venture partner, AngloGold Ashanti. Under the current project schedule, pre-stripping of the Sadiola main pit to access the underlying sulphides will begin in 2013. Project completion and start-up of the new process plant is scheduled for the first half of 2014. IAMGOLD’s share of planned total capital expenditures over the next three years is $300 million, of which $150 million is directly related to the expansion project.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Mali – Yatela Mine (IAMGOLD interest – 40%)

Summarized Results

40% Basis

	2011	Change	2010
Total operating material mined (000 t)	6,797	37%	4,960
Strip ratio(a)	7.8	20%	6.5
Ore crushed (000 t)	1,126	(4%)	1,173
Head grade (g/t)	1.0	(17%)	1.2
Attributable gold stacked (000 oz)	38	(17%)	46
Attributable gold production (000 oz)	29	(52%)	60
Attributable gold sales (000 oz)	29	(51%)	59
Gold revenue ($/oz)(b)	1,571	32%	1,186
Cash cost excluding royalties ($/oz)	1,438	103%	709
Royalties ($/oz)	96	35%	71

Cash cost ($/oz)(c)	1,534	97%	780

(a)	Strip ratio is calculated as waste divided by full-grade ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Yatela’s gold production continued to decline in 2011 as the mine life draws to a close. Attributable gold production was lower in 2011 compared to 2010 as a result of lower gold stacked in prior periods. After the completion of mining the bottom of the main pit in early 2010, mine production has shifted to a longer-haul satellite pit, which resulted in lower grades and higher waste stripping.

Cash costs during 2011 were significantly higher than in the prior year. This was primarily due to higher contractor costs as a result of a revised mining contractor fee structure in the fourth quarter of 2010, higher waste stripping, higher energy cost and higher royalties as a result of higher gold prices.

There were no significant capital expenditures during 2011 and in 2010.

Yatela did not distribute any dividend during 2011 compared to $25.9 million in 2010.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Canada – Niobec Mine (IAMGOLD interest – 100%)

Summarized Results

100% Basis

	2011	Change	2010
Total operating material mined (000 t)	2,087	16%	1,792
Ore milled (000 t)	2,113	13%	1,864
Grade (% Nb2O5 )	0.57	(7%)	0.61
Niobium production (millions of kg Nb)	4.6	5%	4.4
Niobium sales (millions of kg Nb)	4.6	7%	4.3
Operating margin ($/kg Nb)(a)	15	(17%)	18

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Niobium throughput increased by 13% compared to the prior year as Niobec received the full year benefit from the mill expansion which was completed in the third quarter of 2010. As a result, niobium production during 2011 was 5% higher than in the prior year. This was offset by lower grades as a result of significant development in low grade ore required for the mining sequence in the lower blocks.

Niobium revenues were $177.8 million in 2011 compared to $158.7 million in 2010, due to a higher realized niobium price and higher sales volume. The operating margin per kilogram of niobium decreased by $3 per kilogram during 2011 compared to 2010. Notwithstanding a higher average price sold, the lower operating margin was due to lower grades and higher costs resulting from mine re-sequencing to align to future plan changes in mining approach, higher prices of consumables and a stronger Canadian dollar.

In 2011, capital expenditures were $61.3 million and included a pumping station ($17.8 million), underground development ($14.5 million), underground equipment ($7.0 million), expansion project ($4.5 million), and other sustaining capital ($17.5 million).

Expansion at Niobec

The Company achieved positive results from a pre-feasibility study (the “study”) on its wholly-owned subsidiary Niobec Inc., situated in the province of Quebec, Canada. The results of the study provide further confidence to move forward on the Niobec expansion project. The planned transition from open stoping underground mining methods to block caving mining methods as detailed in the study is expected to approximately triple niobium production and improve margins. Based on the pre-feasibility study completed in early 2012, the Company will be proceeding with a feasibility study based on the block-caving mining method. The pre-feasibility study confirms management’s view of the value of the asset, estimated to have an after-tax net asset value of $1.6 to $1.8 billion.

The planned transition from the current open stoping underground mining method to block cave mining, as detailed in the Pre-Feasibility Study is expected to approximately triple niobium production and improve margins significantly. The Feasibility Study, planned for completion by mid-2013, is intended to confirm this evaluation, to increase the detail of engineering design and to improve the accuracy of estimates. Activities planned as part of the Feasibility Study will include: production of a detailed environmental and social impact assessment, further conversion of the remaining mineral resources to the measured and indicated categories, verification of specific design parameters through further test work, production of a detailed mine design and plan, a final evaluation of the construction costs and finalization of the economic evaluation.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Key Metrics of the Niobec Expansion Pre-Feasibility Study under the Block Cave Scenario:

Classification	Tonnes (millions)	Grade (% Nb2O5)	Contained Nb2O5 (million kilograms)
Probable Reserves	419.2	0.42%	1,746
Measured Mineral Resource[1]	235.3	0.44%	1,028
Indicated Mineral Resource[1]	250.2	0.39%	986
Inferred Mineral Resource	155.4	0.35%	547

NAV (After-tax)	$1.6-$1.8 billion
Total Recovered Niobium	576 million kg Nb
Mine Life (does not include all resources)	46 years
Average Annual Niobium Production	13.5 million kg Nb
Mining Cost	$17 per kg Nb
Operating Margin	$28 per kg Nb
Pre-production Capital Expenditures	$976 million
Growth and Sustaining Capital over 46 years	$965 million
Operating Cash flow (pre-tax)	$15.2 billion
Estimated IRR (after-tax)	17% - 19%
Canadian/US Exchange Rate (2012 - 1.00)	1.05
Niobium Price Assumption	$45 per kg Nb

(1)

Measured and indicated resources are 98% inclusive of probable reserves. Under the block caving scenario around 2% of the measured and indicated resources included in the probable reserves are slightly below the cutoff of 0.20% Nb2O5 per tonne (before recovery) used for resource reporting. This material represents only 5.8 million tonnes averaging 0.18% Nb2O 5 for 10 million kilograms of Nb2O5 contained.

The completion of the pre-feasibility study has provided more insight into the timing of the expenditures. Pre-production capital expenditures of $976 million are planned from 2013 through 2016 for expansion construction. This estimate includes permit applications, basic and detailed engineering, development work, construction and start-up of the mine and the new plant. The estimated cost of $30 million to complete the feasibility in 2012-2013 is not included.

The schedule of project expenditures is shown below:

Year	Capital Expenditures ($ millions)*
2013	90
2014	220
2015 2016	291 375

Total	976

*	Excludes mine capital and feasibility study costs.

In 2011, following the scoping study results, a community relation office was put in place in order to inform key stakeholders in relation to the project. Several committees were formed by the foreseen impacted community to represent their interests. Preliminary social and environmental baselines were completed within the potentially impacted area. The permitting process is estimated to be completed between 18 to 24 months following the project notice deposit to the regulatory agencies.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Outlook

The Niobec mine’s production for 2012 is expected to be between 4.6 million kilograms and 5.1 million kilograms with an operating margin between $15 and $17 per kilogram. In 2012, capital expenditures at Niobec of $90 million are planned for advancing the feasibility study ($30 million), underground development ($16 million), flotation optimization project ($9 million), project, service hoist ($8 million), mining equipment ($6 million), pumping station ($4 million) and sustaining capital ($17 million).

IAMGOLD CORPORATION – ANNUAL MD&A –2011

DEVELOPMENT PROJECTS

In 2011, the Company’s total development project expenditures were $132.0 million, mainly related to the Westwood project in northern Quebec. Projects are summarized as follows:

(in $ millions)	2011	2010
	$	$
Capitalized Expenditures
North America
Canada – Westwood project	124.3	94.9
Africa
Burkina Faso – Essakane project[1]	—	119.9
Mali – Sadiola deep sulphide project[1]	3.7	3.9
South America
Ecuador – Quimsacocha project	3.0	4.6
Peru – La Arena project	—	35.2

	131.0	258.5

Expenses
South America
Ecuador – Quimsacocha project	—	0.3
French Guiana – Camp Caiman project	1.0	1.9

	1.0	2.2

Total	132.0	260.7

[1]	Please refer to the Results of Operations section of this document for more information.

Outlook 2012 – Evaluation projects

The planned capitalized evaluation expenditures for 2012 are summarized as follows:

(in $ millions)	Capitalized
$
2012
Canada – Westwood project (before tax credits)	220.0
Ecuador – Quimsacocha project	3.0

223.0

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Canada – Westwood Project

Summary project highlights are shown in the table below:

Classification	Tonnes	Grade (g/t Au Undiluted)	Contained Au (000s oz)
Indicated Mineral Resource[1] (Warrenmac)	219,000	8.6	60
Indicated Mineral Resource[1] (Zone 2 Westwood)	560,000	13.8	248
Inferred Mineral Resource[1]	9,411,000	11.3	3,407

Total Recovered Gold	3,480,070 oz.
Mine Life	19 years
Average Annual Gold Production	190,000 oz.
Average Cash Cost	$533 per oz.
Total Pre-production Capital[2]	$518 million
Sustaining Capital (life of mine)	$529 million
Operating Cash flow (after-tax)	$1,717 million
Estimated IRR (after-tax)	9% -11%
Canadian/US Exchange Rate (2012 - 1.00)	1.05
Average Gold Price Assumption	$1,249 per oz.

(1)	Mineral resources as of May 2011 are calculated at an undiluted 6 g/t Au cutoff grade at a minimum two-metre width; panel grades of individual lenses are capped at 15 g/t.
(2)	Includes remaining capital of $198 million (after tax credits) for 2012.

Construction

The overall plan remains on track for an early 2013 commercial start. The Westwood project expenditures in 2011 totaled $124.3 million (2010 – $94.9 million) with significant infrastructure preparation and construction, including the completion of the fire detection system, the new pump house, the waste silo, and the beginning of the ground support of the six-metre diameter ventilation shaft. During 2011, shaft sinking reached a depth of 1,455 metres, with the installation of a spill pocket and the safety bulkhead under the 104-0 level, and underground development work totaled 9,315 metres of lateral and vertical excavation.

Exploration

Over 75,000 metres of diamond drilling, at a cost of $9.6 million, were completed during 2011 as part of the underground drill program. The program was designed to identify additional inferred resources and upgrade existing mineral resources to measured and indicated categories in tandem with the on-going underground development and construction.

Four underground drills, working on the exploration drilling program below the 132 level, drilled over 28,600 metres during 2011. In addition, five drills focused on in-fill and delineation work, drilling nearly 46,600 metres during the year. The Company has acquired additional confidence in the inferred resources and the remaining exploration potential.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Outlook for 2012:

Main activities planned for 2012 totalling $198.3 million (after-tax credits) are as follows:

•	Construction of a new surface administration and services building and a new paste backfill plant;

•	Extensive refurbishment of the existing Doyon mill and installation of a new sewage treatment plant;

•	Shaft sinking to a depth of 1,954 metres by the end of 2012;

•	Completion of permanent ground support for the six-metre ventilation raise;

•	Excavation of a six-metre exhaust raise;

•	Completion of 89,000 metres of infill and step-out drilling for resource development;

•	Completion of 15,000 metres of vertical and horizontal development; and
•	Commencement of mining in the Warrenmac zone for stockpiling ahead of the 2013 start-up.

South America – Ecuador – Quimsacocha Project

The Quimsacocha project has probable reserves of 8.1 million tonnes, at an average grade of 6.5 grams of gold per tonne of ore containing 1.7 million ounces of gold, within an indicated resource of 9.9 million tonnes, at an average grade of 6.6 grams of gold per tonne of ore containing 2.1 million ounces of gold.

The Company has obtained requisite permits and authorization to advance feasibility work.

The Company is also closely following the progress of mining contract negotiations involving three projects in Ecuador, which may serve to clarify certain key fiscal and other items.

Assessment of the project’s financial viability continues as the Company works to clarify key fiscal and other applicable dimensions. Expenditures in 2012 of $3.0 million are based on continuing with the current level of activity. The Company continues to assess whether the government’s position in contract negotiations offer sufficient flexibility, clarity and certainty to allow advancement of the project.

South America – French Guiana – Camp Caiman Project

Following the French government’s decision not to issue a mining permit for the Camp Caiman project in 2008, the Company initiated two distinct legal actions in 2009 at the Administrative Tribunal in French Guiana: the first one challenging the legality of the French government’s decision (the ‘Permitting Appeal’); and the second one seeking compensation in the amount of €275 million for damages resulting from that decision (the “Compensation Claim”).

Under the Permitting Appeal, the Administrative Tribunal stayed the government’s decision in 2010 and ordered the government to issue a more reasoned permitting decision on the Camp Caiman project.

Later that same year, the French government again decided not to issue a mining permit for the Camp Caiman project – providing more detailed reasons this time – and the Company subsequently filed a new appeal of this second decision in the fourth quarter of 2010 (the “Second Permitting Appeal”).

On February 2, 2012, the Administrative Tribunal held a hearing regarding both the Second Permitting Appeal and the Compensation Claim and, on February 16, 2012, dismissed both of the Company’s actions. The Company may appeal the Administrative Tribunal’s decision.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

EXPLORATION

IAMGOLD’s exploration efforts remain focused in West Africa, select countries in South America, and the province of Quebec in Canada. With a strategic mandate for organic growth, the Company has numerous projects already underway and continues to pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

In 2011, IAMGOLD incurred $108.6 million on exploration projects compared to $86.2 million in 2010. The 2011 expenditures included:

•

near-mine exploration and resource development expenditures of $53.3 million involving the completion of more than 335,000 metres of drilling directed at on-going resource expansion and delineation drilling programs including Rosebel in Suriname for $14.0 million, an underground exploration and resource delineation drilling program at the Westwood development project in Quebec for $ 9.6 million and a resource delineation program at Essakane in Burkina Faso for $14.2 million, and

•

greenfield exploration expenditures of $55.3 million conducted at 17 projects, including two advanced exploration sites and exploration of a Rare Earth zone in proximity to the Niobec mine, in 8 countries in Africa and the Americas as part of IAMGOLD’s long-term commitment to reserves replenishment and organic growth.

The Company’s exploration and resource development expenditures were as follows:

(in $ millions)	2011	2010
	$	$
Capitalized Near-Mine Exploration and Resource Development
Suriname	13.6	14.4
Canada	9.6	8.7
Mali	1.0	4.9
Burkina Faso	9.8	13.4

	34.0	41.4

Expensed Near-Mine Exploration and Resource Development
Canada	9.7	4.5
Mali	4.8	2.4
Burkina Faso	4.4	—
Suriname	0.4	0.3

	19.3	7.2

Total Near-Mine Exploration and Resource Development Expenditures	53.3	48.6

Capitalized Greenfield Exploration
Africa	1.3	1.0
Expensed Greenfield Exploration
South America	18.1	19.3
Africa	33.4	16.2
Canada	2.5	1.1

	54.0	36.6

Total Greenfield Exploration	55.3	37.6

Total Expenditure	108.6	86.2

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Outlook 2012 – Exploration

Based on positive exploration results, the Company has confirmed its commitment to organic growth by approving an aggressive corporate exploration budget of $130.6 million in 2012, a 20% increase over the $108.6 million expended in 2011. The 2012 corporate exploration program is the most ambitious ever undertaken by IAMGOLD, and the Company plans to carry out approximately 670,000 metres of core and reverse circulation drilling across 20 early to late stage exploration projects and the Company’s four mines and development projects (495,000 metres completed in 2011). The drilling in 2012 includes a minimum of 2,750 metres on the Rare Earth Element (“REE”) Project in Quebec, prior to planning and commencement of more detailed resource evaluation work.

The Company will carry out significant mine site resource development programs at the Westwood development project, and the Rosebel, Essakane and Niobec mines, with the goal to convert resources to reserves to counter reserve depletion, and further explore the near-mine environment.

(in $ millions)	Capitalized	Expensed	Total
	$	$	$
2012
Near-mine exploration and evaluation	36.7	40.4	77.1
Greenfield exploration projects	1.3	52.2	53.5

	38.0	92.6	130.6

NEAR MINE EXPLORATION AND DEVELOPMENT

Resource development work was in progress during 2011 at Rosebel, Niobec, and Essakane in addition to the Westwood development project.

South America – Suriname – Rosebel

The 2011 reserve development and expansion program at the Rosebel mine was designed to convert measured and indicated resources into proven and probable reserves, and to extend inferred resources along strike and at depth. A total of 88,705 metres of diamond drilling was completed in 2011 on seven of the eight deposits at Rosebel, including 18,485 metres drilled during the fourth quarter of 2011. Resource development and resource conversion drilling was carried out on the Mayo and Rosebel deposits in the fourth quarter, with the focus on infill and resource expansion drilling at the Rosebel deposit to prepare for mining development in 2012. The first phase of condemnation drilling over the waste dump area for the Rosebel deposit was completed, and step-out drilling successfully extended the eastern and western limits of gold mineralization. Revised resource estimates were updated and released in February 2012.

Africa – Burkina Faso – Essakane

Drilling activities resumed early in the fourth quarter after the annual rainy season, principally on the northern sector of the Essakane Main Zone (“EMZ”) resource. A total of 12,847 metres of drilling was completed in the fourth quarter of 2011 utilizing two machines, and 52,569 metres were drilled for the year in the immediate mine area. Resource expansion drilling continued to test the down dip extension of the eastern flank of the anticlinal structure that hosts the deposit. Drill results were mixed although targets at 300 to 450 metres vertical depths north of the current pit limits offer potential extensions to the resources. A revised resource estimate is planned for early 2012 that will better reflect the current operating cost structure, and incorporate a modified structural interpretation and updated geologic model. In 2012, drilling activities will be split between a resource definition program on the satellite Falagountou deposit, and an infill program at Essakane North. A total of 25,000 metres diamond drilling and 30,000 metres reverse circulation drilling is planned for 2012.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Canada – Quebec – Mouska

Underground drilling in the fourth quarter of 2011 continued with four diamond drills for a total of 9,780 metres (32,827 metres for full year 2011). Underground exploration drifting was carried out in conjunction with the 2011 drill program and 413 metres of exploration drift were completed to provide drill access and to expose mineralized zones for sampling. The current exploration and resource delineation program is chiefly targeting Zone 47, a subsidiary vein structure to veins exploited in the past and located only 35 metres north of existing workings. Zone 47 remains open in two directions, and is prospective for incremental mill feed. Drilling is also planned in 2012 on Zone 65, a parallel zone to historically mined zones. Exploration drifting exposed the structure in the third quarter 2011, and initial sampling results are encouraging.

Canada – Quebec – Westwood

During the fourth quarter of 2011, nine underground drills were operating and 15,455 metres of diamond drilling were completed (75,194 metres for full year 2011). The Company’s efforts were focused on in-fill delineation and resource expansion drilling, principally below the 132 level. Infill drilling carried out during the quarter supported earlier geologic interpretations, and step-out drilling intersected new lenses of mineralization within the known corridors of mineralization.

The program is part of a multi-year development initiative to expand the inferred resource base and upgrade the existing inferred mineral resources to measured and indicated categories. The drilling program is carried out in conjunction with on-going underground development and construction of the surface installations. As part of the development work, the exploration shaft sinking was extended by 104 metres (total 527 metres in 2011), and the exploration ramp and underground drifts were extended by 2,639 metres during the fourth quarter of 2011 (9,315 metres of development drifting in 2011) to provide better underground access for definition drilling in the upper parts of the deposit. Better access will also improve drill positioning to target extensions to the known mineralized lenses at depth.

Canada – Quebec – Niobec

During the fourth quarter of 2011, 14,397 metres (33,394 metres full year 2011) of diamond drilling were completed at Niobec. Underground resource delineation and resource expansion programs contributed 6,639 metres to the quarterly total. Drilling was directed at mining Blocks 4-5 and 6 to upgrade resources to the reserve category as part of the sequential long-term mine planning and explore the depth extensions to the deposit principally below Blocks 4 and 5. A total of 7,758 metres of diamond drilling was completed on a surface program during the fourth quarter of 2011, along the projected eastern and western extensions of the Niobec resource area to fully evaluate the potential of the niobium zone and follow up interesting results from historic drill campaigns. The surface drilling campaign is projected to extend into first quarter of 2012. On-going metallurgical and mineralogical test work was carried out during the quarter to confirm estimated recoveries as part of the resource estimation process.

GREENFIELD EXPLORATION

In addition to the capitalized mine site and development programs described above, the greenfield exploration portfolio consists of near-mine exploration programs on large land positions adjoining the Company’s Essakane and Rosebel mines, two advanced exploration projects in Mali, and fourteen early stage gold projects in Peru, Suriname, Brazil, Senegal and Quebec. The Company’s exploration team had an on-site presence in 8 countries within North and South America and Africa in 2011.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

South America – Suriname

The 2011 near-mine exploration program near the Rosebel mine included a total of 9,975 metres of diamond and reverse circulation drilling in 2011. In the fourth quarter of 2011, activities were focused on the Koemboe and Kraboe Doin prospects, located 10 and 16 kilometres south of the Rosebel infrastructure, respectively. As reported in the previous quarter, more than 3,000 metres of diamond drilling in 20 holes was completed at Koemboe to trace east-west trending mineralized quartz veins encountered in trenching and an earlier diamond drilling campaign. Significant intersections were made, and drilling extended the known strike of veining and mineralization to 400 metres and to a depth of 120 metres. In 2012, a planned 3,000-metre core drilling campaign will assess the possible extensions of two gold-bearing structures defined to date. At Kraboe Doin, the follow-up drilling program of 3,605 metres was completed but results were mixed. At the Charmagne project, located 15 kilometres north of Rosebel, 1,773 metres of core drilling was achieved to test the strike continuation of the Overman deposit (main shear) and the southern offset (southern shear). The drill program resumed work in mid-January 2012. On the newly granted permit of Charmagne West, a reconnaissance stream sediment survey and regional mapping will start in the first quarter of 2012.

Drilling (1,055 metres) was initiated in the quarter on the Tapanahony project, 120 kilometres southeast of the Rosebel mine, where a coherent 1.2 kilometre long surficial geochemistry anomaly will be systematically tested. The drilling program will continue into 2012.

In 2012, a 7,000-metre core drilling campaign is planned in conjunction with a comprehensive mechanized auger drill program to develop new target areas beneath transported sand cover that overlies significant portions of the Company’s land package.

South America – Brazil

At the South Para (Vila Estrela) project, 2023 metres of core drilling were achieved during the quarter (3,019 metres for full year 2011) together with project scale mapping and sampling. Further follow-up is planned for 2012.

In Minas Gerais State, 1415 metres of diamond drilling (3,147 metres for full year 2011) were completed to test a broad and coherent soil geochemistry anomaly. The program encountered favourable intercepts of gold mineralization that will be the focus of an expanded program in 2012.

Africa – Burkina Faso – Essakane

During the fourth quarter of 2011, exploration work continued on the Company’s 1,283-square-kilometre block of exploration concessions surrounding the mine permit. Through December 2011, 22,420 metres of reverse circulation and 11,348 metres of diamond drilling had been completed on exploration targets within the 100-square-kilometre mine permit, independent of the 52,569-metre resource expansion program carried out within and immediately adjacent to the Essakane Main Zone resource. Additionally, 4,527 metres of aircore drilling was achieved in 2011, testing large expanses of the mine permit that are covered with a thin veneer of windblown sands which mask underlying bedrock and limit the effectiveness of surface geochemical surveys. Encouraging drill results were received from a targeted zone south of the Falangountou resource, and drilling will resume early in 2012 to better determine continuity and grade.

An aggressive exploration program on the Company’s surrounding exploration permits continued during the fourth quarter on established gold mineralized trends in closest proximity to the Essakane infrastructure, most notably the more than 10-kilometre-long gold anomalous Gossey-Korizena trend and the Tassiri prospect. More than 4,173 metres of reverse circulation were completed during the quarter on these satellite prospects. Significant drill results were also reported earlier on the Gossey-Korizena trend, an intermittently exposed 10-kilometre long gold anomalous zone defined by artisanal workings, historic surface sampling and scout drilling. More than 20,263 metres of aircore drilling conducted through December 2011 confirmed the continuity of the target anomaly beneath large tracts of transported sand cover. The Company will return to these areas for further work later in 2012 with aggressive reverse circulation and follow-up aircore drilling programs. The Korizena prospect shows promise; however, oxide potential is limited by the shallow oxide weathering profile encountered to date.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Africa – Mali – Kalana Joint Venture

Subject to the terms of an agreement with Avnel Gold Mining Limited (“Avnel”), entered into in August 2009, the Company has the right to earn a 51% interest in the Kalana joint venture by spending $11 million over three years, and demonstrating a 2 million ounce gold resource. The Company may also increase its share of the available interest in the project up to 70% upon delivery of a feasibility study, or up to 65% if Avnel elects to participate in the study. At the end of 2011, the remaining condition for completing the earn-in requirements was establishing a resource estimate showing a minimum 2 million ounce resource. Drilling continued through the fourth quarter of 2011 with two machines, with 25,930 metres completed in the quarter (61,141 metres through December). Drilling is anticipated to continue into 2012 with the principal objective of developing a resource estimate for the Kalana mine area and the near-by Kalanako prospect by the third quarter of 2012. Preliminary metallurgical testing by SGS Mineral Services Lakefield laboratory in Ontario indicates recoveries in the range of 95% to 97% with relative low cyanide consumption. Further metallurgical work is required and will be carried out as the Company’s understanding of ore characterization is further refined. Because of the high nugget effect characterizing Kalana gold mineralization, additional technical studies will also be conducted to provide confidence for resource grade estimation. The Company plans to move aggressively with exploration at Kalana in 2012 with an approved budget of $12.5 million that will include a planned program of 60,000 metres of drilling.

Africa – Mali – Siribaya Joint Venture

The Siribaya advanced exploration gold project in Mali is held under an option to joint venture with Merrex Gold Inc. (“Merrex”). In the fourth quarter of 2011, the Company informed Merrex that the earn-in expenditure obligations of C$10.5 million had been satisfied, and IAMGOLD had vested at 50% interest in the project, subject to confirmation of project expenditures by Merrex. Formal vesting is expected to take place in the first quarter of 2012. Exploration drilling proceeded throughout the fourth quarter with two drills, completing 21,216 metres of combined reverse circulation and core drilling (49,293 metres for full year 2011). Exploration efforts were focused chiefly on the Siribaya trend to determine the extent of gold mineralization utilizing wide spaced fences of holes, and more detailed diamond drilling follow-up on positive assay results. Initial drill results from the parallel Bambadinka zone returned mixed results but only a small sector of the eight-kilometre long zone was tested; additional drilling is planned for 2012. The 2012 exploration budget is $11.9 million, of which the Company’s proportionate share will be $5.9 million.

Africa – Senegal

Exploration continued through the fourth quarter on the Company’s Boto-Daorala project. Activities were focused on a gold anomalous zone on the Daorala portion of the concessions that lies on trend with the Loulo mining complex in neighboring Mali. A total of 1,082 metres of diamond and reverse circulation drilling were completed in the quarter (6,908 metres for full year 2011) but results to date have not, as yet, defined significant mineralization. Work in 2012 will focus on the Boto project area with a 5,000-metre core drilling program planned.

Canada – Quebec – Rare Earth Elements

In February 2012, the Company announced the discovery of a large and potentially highly significant rare earth elements (“REE”) deposit located less than one kilometre north of the Niobec mine. The rare earth element zone (“REE zone”) was last explored in 1985 and work was reinitiated early in 2011 on the REE zone with a four-hole validation drilling campaign that successfully replicated historic drill results. As reported in the Company’s 2011 second quarter report, a supplemental exploration program of $2.5 million was approved to drill test the projected extensions of known niobium resources at Niobec, and to explore the REE zone. The REE zone was evaluated with a total of 13,798 metres of diamond drilling in 29 holes including 2,499 metres drilled in the fourth quarter of 2011. The 2011 drill program conducted by the Company on the REE zone aimed to establish the three dimensional “footprint” of mineralization, provide a preliminary REE grade estimate and samples for preliminary metallurgical test work. The campaign was completed on a grid spacing of 100 by 200 metres to programmed drill depths of about 450 metres. Four holes exceeded 700 metres in total length, and to a maximum length of 750 metres. The deeper holes demonstrate that the brecciated and mineralized facies of the REE zone persists uninterrupted at depth, although the resource model is reported only to a depth of 375 metres. The program confirmed that the host carbonatite complex contains significant quantities of rare earths including Cerium (Ce), Lanthanum (La), Neodymium, (Nd), Praseodymium (Pr), Samarium (Sm),

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Gadolinium (Gd), Europium (Eu), Dysprosium (Dy) and Terbium (Tb). Further exploration and infill drilling is expected to extend the resource model well below the current depth parameters, and to the south and southwest. The Company initiated a 2,750-metre follow-up drill campaign in January 2012 to establish the overall limits of REE mineralization with greater certainty. Additional drilling is also planned in 2012 for resource definition and to aid in developing a scoping study.

Canada – Quebec

The second phase of diamond drilling on the Company’s Bousquet-Odyno Property was completed in the quarter with a total of 6,409 metres for 2011. The project, located only eight kilometres from the Westwood development project in the Abitibi region of Quebec, was reactivated in 2010 as part of the Company’s renewed emphasis on exploration in Quebec. The drill program aims to build on positive drill results, and to determine continuity of encouraging gold mineralization encountered in an earlier drilling campaign. Assay results are incomplete, but demonstrate a continuous gold-bearing structure that has been traced for more than 300 metres. The lateral and depth extensions remain to be tested.

As reported previously, an Earn-in Option agreement was entered into on June 22, 2011 with Virginia Mines (“Virginia”) on their Lac Pau project located in the James Bay region. The Company has the right to earn a 50% interest in the property in consideration of C$6 million in work expenditures and prescribed cash payments. A high-resolution heliborne magnetic survey was carried out to refine the understanding of the geological and structural framework of the project area. A synthesis of summer field work shows new areas of interest along the Lac Pau gold corridor. A 3,000-metre winter drilling program is planned for the first quarter of 2012 to further evaluate a 12-kilometre long gold mineralized corridor and test extensions of positive drilling results and surface sampling.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

FINANCIAL POSITION

Financial Risks

The Company manages capital and its exposure to financial risks by ensuring it has sufficient financial capacity to support its operations, current mine development plans and long-term growth strategy.

The Company is subject to various financial risks that could have a significant impact on profitability and financial conditions. These risks include liquidity risk, credit risk and financial market conditions relating to interest rates, gold price, oil price and currency rates.

Liquidity Risk and Capital Resources

The Company ended 2011 with a strong balance sheet, having $1.3 billion in cash, cash equivalents, and gold bullion evaluated at market value, compared to $411.3 million at the end of 2010. This increase is mainly due to the sale on June 22, 2011, of the Company’s 18.9% interests in the Tarkwa and Damang gold mines for $667.0 million cash, and to cash flow from operating activities of $589.9 million during 2011 mostly used to fund capital expenditures in mining assets and exploration and development projects.

In addition, in February 2011, IAMGOLD received $48.8 million for the sale of its La Arena project. On February 24, 2011, IAMGOLD issued 1.7 million flow-through shares at a price of C$25.48 per share raising gross proceeds of $43.3 million.

As at December 31, 2011, no funds were drawn against the Company’s $350.0 million unsecured revolving credit facility. The Company also has a $50.0 million revolving facility for the issuance of letters of credit of which, as at December 31, 2011, $17.9 million in letters of credit were outstanding to guarantee certain asset retirement obligations.

In February 2012, the Company increased its $350.0 million unsecured revolving credit facility to a four-year, $500.0 million unsecured revolving credit facility. The Company also increased its revolving facility for the issuance of letters of credit to $75.0 million.

In February 2012, Niobec Inc., a wholly-owned subsidiary of the Company, entered into a four-year $250.0 million unsecured revolving credit facility to be used for general corporate requirements including working capital requirements and expansion of existing facilities of Niobec.

In January 2012, IAMGOLD paid a semi-annual dividend in the amount of $0.125 per share for a total of $47.0 million.

In July 2011, IAMGOLD filed a renewal of its existing short form base shelf prospectus qualifying the distribution of securities of up to $1 billion. The renewal has a 25-month life in Canada (except for Quebec) and the United States, and is intended to provide the Company additional financial flexibility. The proceeds from any such offerings may be used by the Company to further expand and develop its existing mines, advance its development projects, further explore and develop its mineral properties, fund working capital requirements or for other general corporate purposes including acquisitions. This filing is a renewal of the Company’s existing base shelf prospectus that was never drawn on.

Gold Bullion

		2011	2010
Ounces held	(oz)	134,636	100,001
Weighted average acquisition cost	($/oz)	719	404
Acquisition cost	(in $ millions)	96.8	40.4
End of year spot price for gold	($/oz)	1,566	1,406
End of year market value	(in $ millions)	210.9	140.6

During 2011, the Company sold 1,412 ounces in conjunction with the sale of its interests in the Tarkwa and Damang properties, for proceeds of $2.1 million resulting in a gain of $1.4 million. The Company purchased 35,912 ounces of gold on the open market during the year at an average cost of $1,581 per ounce totaling $56.8 million. In 2011, the Company received a dividend of 135 ounces of gold valued at $1,788 per ounce totaling $0.3 million.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Working Capital

	2011	2010
Working capital (in $ millions)	1,190.8	344.3
Current working capital ratio	4.4	2.4

During 2011, working capital increased by $846.5 million as a result of the proceeds received the disposal of assets held for sale, higher supplies inventories to support increased mining and processing activities and a higher current portion of marketable securities. This was partially offset by higher dividends payable and the higher income and mining tax payable related to increased profitability.

Contractual Obligations

Contractual obligations as at December 31, 2011, are presented in tabular form below. These obligations will be met through available cash resources and operating cash flows.

At December 31, 2011	Total	Less than 1 Year	2–3 Years	4–5 Years	After 5 Years
(in $ millions)	$	$	$	$	$
Contracted capital expenditures	72.4	71.7	0.7	—	—
Purchase obligations	137.3	127.7	6.8	2.8	—
Operating leases	7.2	3.3	2.4	1.5	—
Termination benefits(a)	3.1	0.5	2.6	—	—
Asset retirement obligations(a)	245.7	6.4	14.5	13.1	211.7

Total contractual obligations	465.7	209.6	27.0	17.4	211.7

(a)	Represents undiscounted cash flows.

Contracted capital expenditure commitments relate to contractual commitments to complete facilities at some of the Company’s mines. Purchase obligations relate to agreements to purchase goods and services that are enforceable and legally binding on the Company. Operating leases refer to total payment obligations related to operating lease agreements. Termination benefits relate to the Doyon division.

The Company also holds hedging contracts that are described below. Production from certain mining operations are subject to third-party royalties and management fees as described in note 30 of the Company’s 2011 annual consolidated financial statements.

Asset retirement obligations

As at December, 31, 2011, the Company had letters of credit in the amount of $17.9 million to guarantee asset retirement obligations.

At December, 31, 2011, a liability of $222.2 million, representing the discounted value of these obligations, is included in the Company’s consolidated balance sheet compared to $187.4 million at the end of 2010. The increase in obligations which occurred during the year mainly related to the revaluation of the liability using lower real discount rates in effect at December 31, 2011 and greater disturbance at Essakane and Rosebel from increasing production activities.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Marketable securities and warrants held as investments, and market price risk

IAMGOLD holds certain marketable securities following the settlement of specific transactions (e.g. disposal of a project in exchange for the shares of the counterparty) or as a strategic investment. These investments relate to mining companies which are part of a volatile market. Share market price exposure risk is related to the fluctuation in the market price of marketable securities. Investments in marketable securities are classified as available-for-sale financial assets and are recorded at fair value in receivables and other for marketable securities expected to be sold in the next 12 months, and for the remainder in other non-current assets on the consolidated balance sheet.

In 2011, the unrealized gain related to change in market price of marketable securities classified as available-for-sale of $6.1 million compared to $49.0 million during 2010 was recorded in the fair value reserve within equity.

The Company sold some of its marketable securities during 2011 and 2010. Gains previously included in the fair value reserve were transferred to the statement of earnings for $8.9 million in 2011 compared to of $21.0 million during 2010.

At the end of the year, the Company reviewed the value of marketable securities for objective evidence of impairment based on both quantitative and qualitative criteria and determined that an impairment charge of $1.6 million was required in 2011 (no impairment in 2010). Factors considered in determining impairment included declines in market value over a prolonged period of time and other public information available on these companies.

The Company also has share purchase warrants held as investments included in other non-current assets on the consolidated balance sheet. An unrealized gain of $0.9 million related to the change in the fair value of these warrants held as investments was recorded in 2011 compared to a gain of $4.0 million during 2010.

At December 31, 2011, the impact of a change of 10% in the fair value of marketable securities and warrants held as investments would have resulted in a change in unrealized net of tax gain/loss of $10.2 million that would be included in other comprehensive income, and a change of $0.9 million in net earnings.

Derivative instruments

At the end of December 2011, the Company had entered into hedging contracts to limit the impact of fluctuations as a result of volatilities in the world markets by hedging a portion of its expected consumption of Canadian dollars, South African Rand, oil and aluminum.

At the end of the year, fair values of the Company’s derivatives were as follows:

	December 31, 2011		December 31, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
(in $ millions)	$	$	$	$
Derivatives – Currency exchange contracts	(4.6)	(4.6)	—	—
Derivatives – Oil option contracts	4.6	4.6	—	—
Derivatives – Aluminum contracts	(0.8)	(0.8)	—	—

	(0.8)	(0.8)	—	—

Currency exchange rate risk

Movements in the Canadian dollar (C$), the euro (€) and the South African Rand (“Rand”; symbol: “ZAR”) against the U.S. dollar have a direct impact on the Company’s financial statements. Canadian and international operations have exposure to currencies; however metal sales are mainly transacted in U.S. dollars and a significant portion of each international operation’s cost base is denominated in U.S. dollars.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

The impact of conversion of transactions denominated in foreign currencies is accounted for in the statement of earnings and presents increased risk, as these foreign currency rates fluctuate in relation to the U.S. dollar.

During 2011, the Company increased its hedge position for its exposure to the Canadian dollar, the euro and the Rand by executing a combination of forward and option contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditures requirements at the Niobec and Essakane mines, the Westwood project, and corporate costs.

As at December 31, 2011, the Company had outstanding contracts for:

•	Forward and options contracts for C$234.9 million ($233.7 million) hedging 62% of its exposure in 2012. Contracts rates are from C$0.97/U.S.$ to C$1.05/U.S.$.

•	Forward and options contracts for €96.0 million ($124.8 million) hedging 37% of its exposure in 2012. The average contracts rate for those contracts is 1.300.

•	Forward contracts for ZAR 55.5 million ($6.6 million), hedging 100% of its exposure in 2012, at an average rate of ZAR 8.384/U.S.$.

These contracts do not qualify for hedge accounting. The fair value was included in other current liabilities in the consolidated balance sheet.

Fair value	December 31 2011	December 31 2010
(in $millions)	$	$
Canadian dollar (C$)	(4.3)	—
Euro (€)	(0.4)	—
South African Rand (ZAR)	0.1	—

	(4.6)	—

Fair value adjustments (unrealized loss on contracts) and a realized loss on deliveries were recognized and recorded as follows:

	2011	2010
(in $ millions)	$	$
Unrealized loss on contracts	(5.0)	—
Realized loss	(1.8)	(3.1)

Total included in derivative loss	(6.8)	(3.1)

The fair value as at December 31, 2011, and the fair value based on an increase or a decrease of 10% of the exchange rate as compared to the U.S. dollar would have been as follows. The entire change in fair value would go through the statement of earnings.

Fair value	December 31 2011	Increase of 10%	Decrease of 10%
(in $ millions)	$	$	$
Canadian dollar (C$)	(4.3)	(20.8)	14.3
Euro (€)	(0.4)	(10.4)	10.2
South African Rand (ZAR)	0.1	(0.5)	0.8

	(4.6)	(31.7)	25.3

Sensitivity analysis on net monetary assets:

The foreign exchange loss recorded in 2011 of $8.0 million, compared to $7.8 million in 2010, was mainly due to the impact of foreign exchange variation on the net monetary asset position comprising items such as cash held in Canadian dollars, receivables, payables and income and mining taxes payable.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

A strengthening of the U.S. dollar, against the Canadian dollar at December 31, 2011 would have decreased net earnings by approximately $13 million. A weakening of the U.S. dollar against the Canadian dollar at December 31, 2011 would have had the same but opposite effect on the amount shown above, on the basis that all other variables remain constant.

Oil contracts and fuel market price risk

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil, heating oil and diesel.

During 2011, the Company modified its strategy by using West Texas Crude oil as the basis for hedging. The Company increased its hedge position for its exposure to fuel by executing a combination of swap and option contracts.

As a result, as at December 31, 2011, the Company had outstanding option contracts covering 66% of its fuel exposure in 2012. Contract prices were between $2.55 and $2.99 per gallon for heating oil, and between $70 and $95 per barrel for crude oil. Planned fuel requirements are for the Rosebel, Essakane, Sadiola, Yatela, Niobec and Westwood operations.

The fair value is included in current assets in the consolidated balance sheet. At December 31, 2011, the fair value of outstanding contracts was as follows:

Fair value	Number of Barrels	December 31 2011	December 31 2010
(in $ millions)		$	$
Heating oil option contracts	95,200	0.2	—
Crude oil option contracts	453,600	4.4	—

	548,800	4.6	—

Changes in fair values resulted in a derivative gain (loss) as follows:

	2011	2010
(in $ millions)	$	$
Unrealized gain (loss) on contracts	2.7	(1.1)
Realized gain (loss)	(0.3)	0.2

Total included in derivative gain (loss)	2.4	(0.9)

The fair value of these contracts, based on an increase or a decrease of 10% of the price, would have been as follows. The entire change in fair value would go through the statement of earnings.

	December 31 2011	Increase of 10%	Decrease of 10%
(in $ millions)	$	$	$
Heating oil option contracts	0.2	1.0	(0.4)
Crude oil option contracts	4.4	8.1	1.4

Aluminum contracts and market price risk

Aluminum is a key input in the production of ferroniobium. The Company has a hedging strategy to limit the impact of fluctuations of aluminum prices and to economically hedge a portion of its future consumption of aluminum at the Niobec mine. The Company used swap contracts to economically hedge 75% of its aluminum exposure for 2012 and 49% in 2013 at the Niobec mine. The fair value of outstanding contracts as at December 31, 2011 was included in current other liabilities for the 2012 contracts and in other non-current assets for the 2013 contracts. The valuation of these contracts was based on an average aluminum price between $2,146 per metric tonne and $2,369 per metric tonne, at no cost, for the 2012 and 2013 consumption.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Fair value	December 31 2011	December 31 2010
(in $ millions)	$	$
Contracts expiring in 2012	(0.8)	—
Contracts expiring in 2013	—	—

	(0.8)	—

These contracts did not qualify for hedge accounting. Changes in fair values resulted in a derivative gain (loss) as follows:

	2011	2010
(in $ millions)	$	$
Unrealized loss on contracts	(0.8)	(0.2)
Realized gain (loss)	(0.2)	0.1

Total included in derivative loss	(1.0)	(0.1)

The fair value of these contracts, based on an increase or a decrease of 10% of the price, would have been as follows. The entire change in fair value would go through the statement of earnings.

	December 31 2011	Increase of 10%	Decrease of 10%
(in $ millions)	$	$	$
Aluminum contracts	(0.8)	0.3	(1.9)

Shareholders’ Equity

On July 20, 2011, IAMGOLD paid a semi-annual dividend in the amount of $0.10 per share totaling $37.5 million. On December 9, 2011, IAMGOLD increased its annual dividend payment to $0.25 per share, resulting in a semi-annual dividend payment in the amount of $0.125 per share payable on January 5, 2012 of $47.0 million. In 2011, additional dividends of $11.7 million were related to subsidiaries’ dividends to non-controlling interests.

Number issued and outstanding	December 31, 2011	February 22, 2012
Shares	375,918,655	375,950,030
Share options	3,542,646	3,507,271

The increase in the number of shares issued and outstanding between December 31, 2011 and February 22, 2012 is due to the exercise of options.

Non-controlling Interests

The non-controlling interests relate to the non-controlling partners’ interests in Rosebel Gold Mines N.V. (the Rosebel mine), Essakane S.A. (the Essakane mine) and EURO Ressources S.A.

Related Party Transactions

In 2011 and 2010, there were no material related party transactions.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission (SEC), under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, the Company’s management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”).

Disclosure Controls and Procedures

As at the end of the period covered by this MD&A and accompanying consolidated financial statements, the CEO and the CFO have reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries and joint venture, was made known to them by others within those entities.

Internal Controls over Financial Reporting

Management of the Company, with the participation of the CEO and the CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with international financial reporting standards.

There have been no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect internal controls during 2011.

Limitations of Controls and Procedures

The Company’s management, including the CEO and the CFO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

CRITICAL ACCOUNTING ESTIMATES

The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). The significant accounting policies for the purposes of IFRS are described in note 3 of the Company’s annual consolidated financial statements.

Preparation of the consolidated financial statements requires management to make estimates and assumptions. The Company considers the following estimates to be the most critical in understanding the uncertainties that could impact its results of operations, financial condition and cash flows.

Mineral Reserves and Mineral Resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity in question and the future cost of operations. Actual production costs may be different than estimated production costs due to many factors, including increasing costs of inputs such as labour, energy and consumables as well as higher royalty expenses related to the price of gold.

Level of production may also be affected by other factors such as weather and supply shortages. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify revision of such estimates.

The key operating parameters to determine mineral reserves and resources are summarized below. For more information, refer to the detailed presentation of reserves and resources included in the latest annual report and at the Company’s website (www.iamgold.com).

	2011		2010
Weighted average gold price used for:
Gold reserves ($/oz)	1,126	(a)	937	(c)
Gold resources ($/oz)	1,362	(b)	1,059	(d)
Niobium sale price
Niobium reserves ($/kg Nb)	45.00		25.00
Niobium measured and indicated resources ($/kg Nb)	45.00		25.00
Niobium inferred resources ($/kg Nb)	45.00		37.50
Foreign exchange rate (C$/US$):
Reserves	1.05		1.15
Measured and indicated resources	1.05		1.15
Inferred resources	1.05		1.05

(a)

Mineral reserves have been estimated at December 31, 2011, using a gold price of $1,200 per ounce for Mouska, Rosebel and Essakane mines, $1,100 per ounce for the Sadiola mine, and $1,300 per ounce for the Yatela mine. Mineral reserves for the Quimsacocha project were estimated in July 2008 using $750 per ounce.

(b)

Mineral resources have been estimated at December 31, 2011, using a gold price of $1,400 per ounce for Doyon division with a foreign exchange rate of 1.05C$/U.S.$, Rosebel and Essakane mines, $1,600 per ounce for the Sadiola mine and $1,300 per ounce for the Yatela mine. A cut-off of 6 g/t Au over a minimum thickness of 2 metres was used for the Westwood project. Mineral resources for the Quimsacocha project were estimated in July 2008 using $750 per ounce.

(c)

Mineral reserves have been estimated at December 31, 2010 using a gold price of $975 per ounce for Rosebel and Essakane mines, $1,200 per ounce for the Mouska mine, $900 per ounce for the Sadiola mine and $1,000 per ounce for Yatela mine. Mineral reserves for the Quimsacocha project were estimated in July 2008 using $750 per ounce.

(d)

Mineral resources have been estimated at December 31, 2010 using a gold price of $1,100 per ounce for Rosebel, Essakane and Yatela mines, $1,200 per ounce for the Mouska mine, $1,180 per ounce for the Yatela mine and $1,000 per ounce for Doyon mine. A cut-off of 6 g/t Au over a minimum thickness of 2 metres was used for the Westwood project. Mineral resources for the Quimsacocha project were estimated in July 2008 using $750 per ounce.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Purchase Price Allocation

Business combinations are accounted for using the acquisition method of accounting whereby identifiable assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. Mineral rights that can be reliably valued are recognized in the assessment of fair values on acquisition, including amounts attributable to values beyond proven and probable reserves (“VBPP”). The excess of the purchase price over the fair value of net assets acquired is recorded as goodwill.

The determination of fair value requires management to make assumptions and estimates about future events. The Company also retains outside specialists to assist in determining the final allocations of the fair values for certain assets. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed generally require a high degree of judgement and include estimates of mineral reserves and resources acquired, future commodity prices, discount rates and foreign exchange rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities assumed could have an impact on the allocation of the fair value to balance sheet items and on future results.

Mineral exploration and evaluation costs

Mineral exploration costs are charged to earnings in the period in which they are incurred.

Evaluation costs are expenditures for activities that relate to the evaluation of the technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed, and are capitalized as exploration and evaluation assets.

Upon determination of technical feasibility and commercial viability of extracting a mineral resource, capitalized costs in exploration and evaluation assets are transferred into mine and other construction in progress, which are classified as a component of mining assets.

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditures are capitalized, any information becomes available suggesting that the expenditures are not recoverable, the amount capitalized is recognized in the consolidated statement of earnings as impairment in the period when the new information becomes available. Changes in any of the assumptions or estimates used could have an impact on the Company’s results of operations and financial position.

Depreciation, Depletion and Amortisation

Mining assets, royalty interests and any fair value increment related to the original acquisition of investments in associates are amortised over the estimated economic life of the mine. If the expected useful life of the assets is less than the life of the deposit, depreciation is based on their anticipated useful life on a straight-line basis. Amounts relating to VBPP reserves are not amortised until the related resources are converted into reserves.

In the estimation of the units of production, the nature of the orebody and the method of mining the orebody are taken into consideration. Changes in the mineral reserves estimate will result in changes to the depreciation and amortisation charges over the remaining life of the operation.

Impairment of Non-Financial Assets (Goodwill and Long-Lived Assets)

The Company conducts annual impairment assessments of the values of goodwill and long-lived assets, including mining assets, exploration and evaluation assets and royalty interests. Further, if at any other point, an indication of impairment exists, an estimate of the asset’s recoverable amount is calculated as described in note 3 of the Company’s annual consolidated financial statements on significant accounting policies. A prior period impairment loss is tested for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

The Company evaluates the recoverable amount of non-financial assets to determine whether current events, economic conditions and circumstances indicate that the carrying amount may no longer be supportable. The fair values are based, in part, on certain factors that may be partially or totally outside of the Company’s control. The Company’s fair value estimates are based on mineral reserves and resources and on numerous assumptions such as estimates of discount rates, realizable metals prices, operating costs, capital and site restoration expenses and estimated future foreign exchange and inflation rates. Management’s assumptions and estimate of future cash flows are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions. If the Company fails to achieve its valuation assumptions or if one of its reporting units experiences a decline in its fair value, this may result in an impairment charge. The impairment charge may be significant and could have a material effect on the Company’s financial position and results of operation.

Fair Value of Financial Instruments

The Company has financial instruments recorded at fair value on the balance sheet. Cash, cash equivalents and warrants held as investments are designated as financial assets at fair value through profit and loss and are measured at fair value.

The Company’s investments in marketable securities are designated as available-for-sale financial assets and recorded at fair value on the trade date with transaction costs included in the recorded amount. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income (fair value reserve) until investments are disposed of or when there is objective evidence of an impairment in value, at which point accumulated gains and losses in fair value reserve are transferred to earnings.

Warrants held as investments are measured at fair value using the Black-Scholes pricing model. Unrealized gains or losses related to changes in the fair value are included in interest income, derivatives and other investment gains in the consolidated statement of earnings.

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in commodity prices such as for oil, aluminum and gold. All derivative instruments not designated as a hedge are classified as financial assets at fair value through profit and loss. Derivative instruments, including embedded derivatives, are recorded on the consolidated balance sheet at fair value. Subsequent to initial recognition, these derivatives are measured at fair value. The fair value of derivative instruments is based on forward rates considering the market price, rate of interest and volatility and takes into account the credit risk of the financial instrument. Changes in estimated fair value, including translation differences, at each reporting date, are included in the consolidated statement of earnings as a derivative gain or loss.

Financial assets at fair value through profit and loss are tested for impairment at each reporting date to determine whether there is any objective evidence of impairment. A financial asset is considered to be impaired if objective evidence, that can be estimated reliably, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

Current market conditions can have an impact on these fair values. These management estimates are subject to risk and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company’s financial instruments.

Asset Retirement Obligations

The Company records the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred. The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. These estimates are dependent on labour costs, known environmental impacts, the effectiveness of remedial and restoration measures, inflation rates and average credit-adjusted risk-free interest rates. The Company also estimates the timing of the outlays, which is subject to change depending on continued mining activities or newly discovered reserves.

Elements of uncertainty in estimating these costs include potential changes in regulatory requirements and in the methods of remediation.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Share-Based Compensation

The Company has the following share-based payment plans with related costs included in general and administrative expenses such as share options, share bonus plan, deferred share plan, directors share bonuses and share purchase plan.

The Company utilizes the Black-Scholes model to value these options. The model requires management estimates such as a risk-free interest rate, volatility, dividend yield, weighted average expected life of options issued, and grant-date fair value as discussed in note 22 of the Company’s annual consolidated financial statements.

Income and Mining Taxes

Current income and mining tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income and mining tax is provided using the balance sheet method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income and mining tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income and mining tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered. Deferred income and mining tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

As mining is capital intensive with long-lived assets, these deferred tax provisions can be significant. Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable income. There is no certainty that future income and mining tax rates and foreign exchange rates will be consistent with current estimates, which increases the volatility of the Company’s net earnings.

Litigation

The Company is subject to various litigation actions, whose outcome could have an impact on its valuation should it be required to make payments to the plaintiffs. In-house counsel and outside legal advisors assess the potential outcome of the litigation, and the Company establishes provisions for future disbursements required. In aggregate, the potential payments would not be deemed material.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

CHANGES IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING POLICIES

International Financial Reporting Standards (“IFRS”)

The consolidated financial statements of IAMGOLD and all its subsidiaries, joint ventures and associates, as at and for the year ended December 31, 2011, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These are the Company’s first consolidated financial statements prepared in accordance with IFRS, and IFRS 1, First-time Adoption of International Financial Reporting Standards has been applied.

The significant accounting policies applied in these consolidated financial statements are presented in note 3 of the 2011 consolidated financial statements and are based on IFRS effective for financial years beginning January 1, 2011.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in note 33 of the Company’s 2011 consolidated financial statements. This note includes reconciliations of equity, net earnings and total comprehensive income reported under previous Canadian generally accepted accounting principles to those reported under IFRS for the year ended December 31, 2010 and as at the date of transition, January 1, 2010.

FUTURE ACCOUNTING POLICIES

IFRS 9 – Financial Instruments

The IASB has issued IFRS 9, Financial Instruments, which is a four-part project proposing to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is planned to be effective on January 1, 2015. The Company is in the process of evaluating the impact of the change to its consolidated financial statements as a result of the new standard.

IFRS 10 – Consolidated financial statements

The IASB recently issued its new suite of consolidation and related standards, replacing the existing accounting for subsidiaries and joint ventures (now joint arrangements), and making limited amendments in relation to associates. IFRS 10 supersedes IAS 27, Consolidated and separate financial statements, and SIC 12, Consolidation – Special purpose entities. IFRS 10 will be effective January 1, 2013 and early adoption is permitted. The Company is in the process of evaluating the requirements of the new standards.

IFRS 11 – Joint arrangements, and

IAS 28 – Amended standard on associates and joint ventures

The IASB replaced the existing guidance for joint ventures (joint arrangements) and made limited amendments in relation to associates and the application of the equity method of accounting. Under IFRS 11, joint arrangements are now classified as either joint operations or joint ventures, depending upon the rights and obligations of the parties to the arrangement.

Limited amendments were made to IAS 28 regarding associates and joint ventures held for sale and changes in interests held in associates and joint ventures. Under IFRS 11, joint ventures will be accounted for using the equity method instead of proportionate consolidation.

IFRS 11 and IAS 28 (2011) will be effective January 1, 2013 and early adoption is permitted. The Company will apply this new standard in relation to its joint ventures, Sadiola and Yatela. The Company is in the process of evaluating the requirements of the new standards.

IFRS 12 – Disclosure of interests in other entities

IFRS 12 replace the existing disclosure requirements for entities that have interests in subsidiaries, joint arrangements, and associates. IFRS 12 contains disclosure requirements for entities that have interests in unconsolidated structured entities. IFRS 12 will be effective January 1, 2013. The Company is in the process of evaluating the requirements of the new standards.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

IFRS 13 – Fair value measurement

IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance, and defines value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. IFRS 13 is applicable prospectively starting January 1, 2013 and early application is permitted with disclosure of the fact. The Company is in the process of evaluating the requirements of the new standards.

IFRIC 20 – Stripping costs in the production phase of a surface mine

IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual period beginning on or after January 1, 2013 and early application is permitted. The Company is in the process of evaluating the requirements of the new standard.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.

For a more comprehensive discussion of the risks faced by the Company, please refer to the Company’s latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The Annual Information Form, which, in addition to being filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

FINANCIAL RISKS

General economic conditions

Events and conditions in the global financial markets during recent past years have had a profound impact on the global economy, leading to a loss of confidence in global credit and financial markets, restricted access to capital and credit, and increased counterparty risk. Many industries, including the gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market conditions include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions may adversely affect the Company’s growth and profitability. No material exposure to financial instruments held by the Company is considered to exist by virtue of the possible non-performance of the counterparties.

Commodity prices and currency

All of the factors that determine commodity prices such as prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity), and currencies (U.S. dollar and other currency exchange rates) are beyond the Company’s control. For more details, also refer to the Market trends section and the Financial Position section (Financial Risk) of this MD&A.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Hedging activities

Derivative products can be used to manage the risks associated with, among other things, changes in commodity prices and foreign currency exchange rates. The Company regularly enters into such arrangements in the prescribed manner. The Company enters into hedging contracts to limit the impact of fluctuations as a result of volatilities in the world markets by hedging its requirement of Canadian dollars, euros and South African Rand, and its expected consumption of diesel and aluminum. For more details, also refer to the Financial Position section (Market Risk) of this MD&A.

Liquidity and capital resources

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold and niobium prices, the mining industry, economic conditions and the associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, reimburse existing debt, if any, or purchase or sell gold bullion. For more details, also refer to the Financial Position section (Liquidity Risk and Capital Resources) of this MD&A.

Credit risk related to financial instruments and cash deposits

Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the IAMGOLD management on an annual basis, and may be updated throughout the year with the appropriate approval. The limits are set to minimize the concentration of risks and therefore mitigate the potential for financial loss through counterparty failure.

No material exposure is considered to exist by virtue of the possible non–performance of the counterparties to financial instruments.

Access to capital markets, financing and interest rates

To fund growth, the Company may depend on securing the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lenders’ and investors’ interest in the Company and its projects. There is a risk in obtaining financing as and when required, and on commercially acceptable terms, for exploration, development, acquisitions and general corporate purposes. The Company is subject to movements in interest rates.

Taxation

Mining tax regimes in foreign jurisdictions are subject to change and may not include fiscal stability guarantees. The Company’s interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest.

OPERATIONAL RISKS

Mineral reserves, mineral resources, and extraction

The Company’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of metal will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or geologic conditions may be different from those predicted. In addition to gold market price fluctuations, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change. To minimize the risks, reserves are estimated in accordance with accepted guidelines and standards within the mining industry, quality control programs are established, and competent personnel are employed.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

The Company must continually replace reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions. There is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by discoveries or acquisitions.

Production and Cost Estimates

The cost of production, development and exploration varies depending on factors outside the Company’s control. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition. Actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors such as changing strip ratios, ore grade metallurgy, labour costs, the cost of supplies and services, general inflationary pressures and currency exchange rates.

Projects

The Company’s ability to sustain or increase its present levels of production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves, metallurgical recoveries, capital and operating costs of such projects, and the future prices of the relevant minerals. Projects have no operating history upon which to base estimates of future cash flows.

Acquisitions and integration

Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operational, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully and in a timely manner with those of the Company.

Title to properties

The validity of mining interests held by the Company, which constitute most of the Company’s property holdings, can be uncertain and may be contested. Acquisition of a title to mineral properties is a very detailed and time-consuming process, and the Company’s title to its properties may be affected by prior unregistered agreements or transfers, or undetected defects.

Insurance

Where economically feasible and based on availability of coverage, a number of operational and financial risks are transferred to insurance companies. Available insurance does not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and the ability to claim under existing policies may be contested.

Key personnel

The success of the Company is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel in the mining industry is currently intense. There can be no assurance that the Company will successfully retain current key personnel or attract additional qualified personnel to manage its current needs and anticipated growth.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Geographical areas

Some of the operations of the Company are carried out in geographical areas which lack adequate infrastructure and are subject to various other risk factors. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs.

Environmental, health and safety

The Company’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species. The Company’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. The Company’s legal and/or constructive commitments to rectify disturbance caused by mining, development and exploration activities may change due to new laws or regulations, updated reclamation plans or new environmental requirements.

Political risk

Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including uncertain political and economic environments; war, terrorism and civil disturbances; changes in laws or policies of particular countries, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty fees, net profits payments and tax increases or other claims by government entities, including retroactive claims.

Non-controlled assets

Some of the Company’s assets are controlled and managed by other companies, some of which may have a substantially higher interest in the assets than the interest of the Company. Some of the Company’s partners may have divergent business objectives which may impact business and financial results.

Litigation

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations. The results and costs of litigation cannot be predicted with certainty.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

FORWARD-LOOKING STATEMENTS

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this Management’s Discussion and Analysis, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking statements. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, financing and interest rates; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s annual MD&A risks and uncertainties section, and the Company’s latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The Annual Information Form and the risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) and hereby incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

NOTES TO INVESTORS REGARDING THE USE OF RESOURCES

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This news release uses the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This news release also uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure

IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this news release, such as “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which

IAMGOLD CORPORATION – ANNUAL MD&A –2011

quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

Gold and Niobium Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and JORC. The “Qualified Person” responsible for the supervision of the preparation and review of all resource estimates for IAMGOLD Corporation is Réjean Sirois, Eng., Manager, Mining Geology. Réjean is considered a “Qualified Person” for the purposes of National Instrument 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

REE Technical Information and Qualified Person/Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), JORC and/or SAMREC. The “Qualified Person” responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo.,General Manager Exploration. Marie-France is considered a “Qualified Person” for the purposes of National Instrument 43-101 with respect to the technical information being reported on.

The “Qualified Person” responsible for the estimation of the Mineral Resources is Pierre Jean Lafleur, Eng., principal consultant of P.J. Lafleur Géo-Conseil Inc (“PJLGC”) of Ste-Thérèse, Québec is an independent person considered a “Qualified Person” for the purposes of National Instrument 43-101 with respect to the technical information being reported on.

The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein. Core assays are performed on core sawed or split in half. The samples were assayed by using sodium peroxide fusion and Inductively Coupled Plasma Mass Spectrometry (ICP-MS) for lanthanides over upper limit, and re-assayed by sodium peroxide fusion and a combination of Inductively Coupled Plasma Optical Emission Spectrometry (ICP-OES) and ICP-MS for 55 elements. Assays were carried out at SGS Canada Inc. of Lakefield, Ontario and Actlabs Ltd of Ancaster, Ontario. Certified reference material, duplicate and blanks were inserted in the sample sequence for quality control.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

SUPPLEMENTAL INFORMATION TO THE MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP1 PERFORMANCE MEASURES

Adjusted net earnings from continuing operations attributable to equity shareholders

Adjusted net earnings from continuing operations attributable to equity shareholders and adjusted net earnings from continuing operations attributable to equity shareholders per share are non-GAAP financial measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings from continuing operations attributable to equity shareholders and adjusted net earnings from continuing operations attributable to equity shareholders per share are intended to provide additional information, but do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings from continuing operations attributable to equity shareholders represent net earnings from continuing operations attributable to equity shareholders excluding certain impacts, net of tax, such as changes in asset retirement obligations including unrecognized tax benefits, unrealized derivative gain or loss, gain/loss on sale of marketable securities and assets, foreign exchange gain or loss, executive severance costs, as well as the impact of significant change in tax laws for mining taxes, and unrealized gain on foreign exchange translation of deferred income and mining tax liabilities. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS. The following table provides a reconciliation of net earnings from continuing operations attributable to equity shareholders as per the consolidated statement of earnings, to adjusted net earnings from continuing operations attributable to equity shareholders.

[1]	GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Adjusted net earnings from continuing operations attributable to equity shareholders

	2011	2010
(in $ millions, except for number of shares and per share amounts)	$	$
Net earnings from continuing operations attributable to equity shareholders[1]	391.3	215.9

Executive severance costs	—	0.8
Foreign exchange loss	6.1	5.2
Derivative loss	3.4	0.6
Gain on sales of marketable securities	(8.9)	(22.1)
Gain on sales of assets	(25.1)	(3.7)
Changes in estimates of asset retirement obligations including unrecognized tax benefits Higher / (lower) taxes from significant changes in mining tax laws	25.7 5.5	30.0 (5.1)
Unrealized loss on foreign exchange translation of deferred income and mining tax liabilities	8.4	1.6

	15.1	7.3

Adjusted net earnings from continuing operations attributable to equity shareholders	406.4	223.2

Basic weighted average number of common shares outstanding (in millions)	374.9	371.4
Basic adjusted net earnings from continuing operations attributable to equity shareholders of the Company per share ($/share)	1.08	0.60

[1]	As per the consolidated financial statements.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Operating cash flow from continuing operations before changes in working capital

The Company makes reference to a non-GAAP measure for operating cash flow from continuing operations before changes in working capital and operating cash flow from continuing operations before changes in working capital per share. This measure is defined as cash generated from continuing operations excluding changes in working capital. Working capital can be volatile due to numerous factors including build-up of inventories. Management believes that, by excluding these items from continuing operations, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of operating cash flow from continuing operations before changes in working capital:

(in $ millions, except where noted)
	2011	2010
	$	$
Cash generated from operating activities (continuing operations) per the consolidated financial statements	589.9	347.8
Adjusting items from non-cash working capital items and long-term ore stockpiles:
Accounts receivable and other assets	47.8	(20.3)
Inventories and long-term stockpiles	65.7	73.7
Accounts payable and accrued liabilities	(49.6)	(7.8)

Operating cash flow from continuing operations before changes in working capital	653.8	393.4

Basic weighted average number of common shares outstanding (in millions)	374.9	371.4
Basic operating cash flow from continuing operations before changes in working capital per share ($/share)	1.74	1.06

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Cash costs

The Company’s MD&A often refers to cash costs per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations. Cash cost figures are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, and attributable realized derivative gain or loss, but are exclusive of amortisation, reclamation, capital, and exploration and development costs. These costs are then divided by the Company’s attributable ounces of gold produced to arrive at the total cash costs per ounce. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under IFRS.

The following tables provide a reconciliation of total cash costs per ounce produced for gold mines (continuing operations) to the mining costs, excluding depreciation, depletion and amortisation as per the consolidated statement of earnings.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Year ended December 31, 2011

	Operating Gold Mines						Other
(in $ millions, except where noted)	Rosebel	Essakane(a)	Doyon Division	Sadiola	Yatela	Total	Other(b)	Total(c)
	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortisation	248.7	191.9	37.8	98.1	46.5	623.0	114.9	737.9
Adjust for:
By-product credit (excluded from mining costs)	(1.1)	(1.1)	(1.2)	(0.3)	—	(3.7)
Stock movement	9.1	(0.7)	(5.6)	1.0	(0.8)	3.0
Other mining costs	(7.1)	(7.2)	(5.6)	(0.2)	(1.4)	(21.5)
Cost attributed to non-controlling interests	(12.5)	(18.3)	—	—	—	(30.8)

	(11.6)	(27.3)	(12.4)	0.5	(2.2)	(53.0)

Cash costs – operating mines	237.1	164.6	25.4	98.6	44.3	570.0

Attributable gold production – operating mines (000 oz)	385	337	24	121	29	896

Total cash costs ($/oz)	616	488	1,076	816	1,534	636

(a)	Commercial production started July 16, 2010.
(b)	Niobium, Exploration and evaluation and Corporate segments.
(c)	As per note 24 of the Company’s consolidated financial statements.

Year ended December 31, 2010

	Operating Gold Mines						Other
(in $ millions, except where noted)	Rosebel	Essakane(a)	Doyon Division	Sadiola	Yatela	Total	Other(b)	Total(c)
	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortisation	211.2	48.2	28.7	78.4	46.6	413.1	80.1	493.2
Adjust for:
By-product credit (excluded from mining costs)	(0.4)	(0.1)	(2.1)	(0.2)	(0.1)	(2.9)
Stock movement	(6.0)	11.2	(2.5)	0.6	0.8	4.1
Other mining costs	(3.7)	(0.9)	(2.2)	(1.9)	(0.5)	(9.2)
Cost attributed to non-controlling interests	(10.0)	(5.8)	—	—	—	(15.8)

	(20.1)	4.4	(6.8)	(1.5)	0.2	(23.8)

Cash costs – operating mines	191.1	52.6	21.9	76.9	46.8	389.3

Attributable gold production – operating mines (000 oz )	395	122	33	118	60	728

Total cash costs ($/oz)	484	429	655	653	780	534

(a)	Commercial production started July 16, 2010.
(b)	Niobium, Exploration and evaluation and Corporate Segments.
(c)	As per note 24 of the Company’s consolidated financial statements.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Gold margin

The Company’s MD&A refers to gold margin per ounce of gold, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.

In periods of rising gold prices it becomes profitable to process lower-grade ore. Such a decision will typically result in an increase in cash costs per ounce, but it is equally important to recognize that margins also increase at an equal or even faster rate. While mining lower grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cutoff grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset given conservatively derived assumptions for key economic parameters going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

The gold margin per ounce of gold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of gold margin per ounce of gold for the gold operating mine (continuing operations) to gold realized price less cash costs per ounce.

(in $/ounce of gold)	2011	2010
	$/oz	$/oz
Realized gold price	1,555	1,260
Cash cost for continuing operations	636	534

Gold margin	919	726

IAMGOLD CORPORATION – ANNUAL MD&A –2011

Unit operating margin per kilogram of niobium for the Niobec mine

The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine. The information allows management to assess how well the Niobec mine is performing relative to plan and to prior periods, as well as assess the overall effectiveness and efficiency of the operation. The operating margin per kilogram of niobium does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of operating margin per kilogram of niobium at the Niobec mine to revenues, and mining costs as per the consolidated statement of earnings.

(in $ millions, except where noted)	2011	2010
	$	$
Revenues from the Niobec mine as per segmented information (note 32 of the Company’s consolidated financial statements)	177.8	158.7
Mining costs per consolidated statement of earnings	737.9	493.2
Mining costs from gold mines as per cash cost reconciliation	(623.0)	(413.1)
Other mining costs	(4.6)	(0.7)

Mining costs from the Niobec mine	110.3	79.4

Operating margin	67.5	79.3

Sales volume (millions of kg Nb)	4.6	4.3
Operating margin ($/kg Nb)	15	18

IAMGOLD CORPORATION – ANNUAL MD&A –2011

MINING OPERATIONS PRODUCTION DATA

The tables below show production data for each mining operation for each quarter of 2011 and 2010.

	2011				2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Suriname—Rosebel Mine (IAMGOLD interest – 95%)
Total material mined (000 t)	14,644	14,883	12,284	11,311	13,967	12,364	11,797	14,159
Strip ratio(a)	2.8	3.0	3.1	3.1	2.6	3.0	2.9	3.2
Ore milled (000 t)	3,354	3,315	3,125	3,068	3,417	3,112	3,172	3,131
Head grade (g/t)	1.1	1.0	1.0	1.1	1.2	1.1	0.9	1.1
Recovery (%)	94	93	93	96	95	94	89	92
Gold production – 100% (000 oz)	110	99	92	105	126	106	86	98
Attributable gold production – 95% (000 oz)	104	94	87	100	119	101	82	93
Gold sales – 100% (000 oz)	100	99	87	104	131	96	87	102
Gold revenue ($/oz)(b)	1,630	1,674	1,518	1,401	1,378	1,238	1,207	1,111
Cash cost excluding royalties ($/oz)	502	535	617	469	378	421	504	401
Royalties ($/oz)	96	94	87	75	71	63	63	55

Cash cost ($/oz)(c)	598	629	704	544	449	484	567	456

Burkina Faso—Essakane Mine (IAMGOLD interest – 90%)(d)
Total material mined (000 t)	7,095	6,526	5,929	7,617	7,454	5,404	—	—
Strip ratio(a)	1.6	1.7	1.5	1.9	1.1	1.2	—	—
Ore milled (000 t)	2,407	1,975	1,344	2,251	1,675	1,298	—	—
Head grade (g/t)	1.4	1.6	1.6	1.5	1.7	1.2	—	—
Recovery (%)	94	96	96	96	96	95	—	—
Gold production – 100% (000 oz)	105	95	69	106	89	47	—	—
Attributable gold production – 90% (000 oz)	94	86	62	95	80	42	—	—
Gold sales – 100% (000 oz)	104	91	69	115	95	18	—	—
Gold revenue ($/oz)(b)	1,642	1,670	1,519	1,402	1,386	1,287	—	—
Cash cost excluding royalties ($/oz)	340	451	525	359	372	441	—	—
Royalties ($/oz)	85	84	88	69	42	18	—	—

Cash cost ($/oz)(c)	425	535	613	428	414	459	—	—

Canada—Doyon Division (IAMGOLD interest – 100%)
Total material mined (000 t)	13	14	16	14	12	13	17	19
Ore milled (000 t)	43	13	—	—	44	17	—	—
Head grade (g/t)	14.5	12.0	—	—	13.1	14.2	—	—
Recovery (%)	95	94	—	—	96	96	—	—
Gold production (000 oz)	19	5	—	—	18	13	2	—
Gold sales (000 oz)	21	3	—	10	24	3	—	6
Gold revenue ($/oz)(b)	1,576	1,673	—	1,371	1,396	1,284	—	1,100
Cash cost excluding royalties ($/oz)	1,007	1,161	—	—	812	430	252	—
Royalties ($/oz)	37	42	—	—	31	26	28	—

Cash cost ($/oz)(c)	1,044	1,203	—	—	843	456	280	—

(a)	Strip ratio is calculated as waste mined divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Refer to the Cash costs section above for reconciliation to GAAP measures.
(d)	Commercial production started effective as of July 16, 2010. Refer to the Results of Operations’ section for more information.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

	2011				2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Mali—Sadiola Mine (IAMGOLD interest – 41%)
Total material mined (000 t)	3,842	2,659	2,640	2,469	2,692	1,808	2,486	2,668
Strip ratio(a)	16.8	15.6	6.7	6.3	7.4	8.5	8.2	7.9
Ore milled (000 t)	513	505	492	469	460	441	448	443
Head grade (g/t)	2.0	2.0	2.0	1.8	2.1	2.1	2.1	2.1
Recovery (%)	93	94	95	95	92	92	95	94
Attributable gold production (000 oz)	28	30	33	30	29	30	29	30
Attributable gold sales (000 oz)	30	31	30	30	31	28	29	29
Gold revenue ($/oz)(b)	1,678	1,691	1,502	1,387	1,366	1,222	1,188	1,109
Cash cost excluding royalties ($/oz)	913	739	620	642	696	589	567	473
Royalties ($/oz)	110	100	85	82	89	70	69	65

Cash cost ($/oz)(c)	1,023	839	705	724	785	659	636	538

Mali—Yatela Mine (IAMGOLD interest – 40%)
Total material mined (000 t)	2,131	1,432	1,746	1,488	1,384	1,508	1,364	704
Strip ratio(a)	10.9	9.0	6.3	6.1	5.5	8.2	7.7	4.3
Ore crushed (000 t)	301	261	288	276	308	233	328	304
Head grade (g/t)	1.0	1.0	1.1	1.0	1.0	1.0	1.0	1.9
Attributable gold stacked (000 oz)	11	8	10	9	10	7	11	18
Attributable gold production (000 oz)	8	7	6	8	9	9	15	27
Attributable gold sales (000 oz)	8	7	7	7	8	10	15	26
Gold revenue ($/oz)(b)	1,673	1,701	1,488	1,389	1,373	1,233	1,185	1,110
Cash cost excluding royalties ($/oz)	1,497	1,687	1,309	1,233	1,302	1,169	622	397
Royalties ($/oz)	107	106	92	79	77	74	75	65

Cash cost ($/oz)(c)	1,604	1,793	1,401	1,312	1,379	1,243	697	462

Discontinued Operations
Botswana—Mupane Mine (IAMGOLD interest – 100%)
Gold production (000 oz)	—	9	10	11	15	16	13	13
Cash cost ($/oz)(c)	—	1,287	1,271	1,379	1,062	964	887	826
Ghana—Tarkwa and Damang Mines (IAMGOLD interest – 18.9%)
Attributable gold production (000 oz)	—	—	—	46	45	45	49	43
Cash cost ($/oz)(c)	—	—	—	542	627	598	634	612
(a)	Strip ratio is calculated as waste mined divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Refer to the Cash Costs section above for reconciliation to GAAP measures.

IAMGOLD CORPORATION – ANNUAL MD&A –2011

	2011				2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Canada—Niobec Mine (IAMGOLD interest – 100%)
Total operating material mined (000 t)	525	487	546	529	454	427	441	470
Ore milled (000 t)	539	524	529	521	502	458	456	448
Grade (% Nb2O5 )	0.56	0.55	0.60	0.57	0.59	0.62	0.62	0.61
Niobium production (millions of kg Nb)	1.2	1.2	1.1	1.1	1.0	1.1	1.1	1.2
Niobium sales (millions of kg Nb)	1.3	1.0	1.3	1.0	1.0	1.1	1.1	1.1
Operating margin ($/kg Nb)(a)	16	14	14	16	17	19	19	19

(a)

Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the above section Unit Operating Margin per Kilogram of Niobium for the Niobec Mine for reconciliation to GAAP measure.

IAMGOLD CORPORATION – ANNUAL MD&A –2011